OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(Including the Associated Rights)
of
MERRIMAC INDUSTRIES, INC.
at
$16.00 Net Per Share
by
CRANE MERGER CO.
a direct, wholly-owned subsidiary of
CRANE CO.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 2, 2010, UNLESS THE OFFER IS EXTENDED.

Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation (“Crane”), is offering to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac”), together with the associated Rights (as defined herein) if any are outstanding, at a purchase price of $16.00 per Share (such price, or any higher per Share price paid in the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Crane, the Purchaser and Merrimac. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Merrimac (the “Merger”) with Merrimac continuing as the surviving corporation and a direct, wholly-owned subsidiary of Crane. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held in the treasury of or reserved for issuance by Merrimac and Shares owned by Crane or the Purchaser or any other direct or indirect wholly-owned subsidiaries of Crane or Merrimac, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law), together with the associated Rights (as defined herein) if any are outstanding, will be converted in the Merger into the right to receive an amount in cash equal to $16.00 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or earlier termination of all applicable waiting periods under any applicable antitrust, competition or merger control laws and (iii) the absence of the occurrence prior to the expiration of the Offer and the continuation at the expiration of the Offer of certain events. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Crane, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares immediately prior to the acceptance for payment of the Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined herein) and any Shares reserved for issuance pursuant to the Rights (as defined herein)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the applicable time). See Section 15 — “Certain Conditions of the Offer.”

Merrimac has informed us that, as of the close of business on December 22, 2009, there were (i) 2,997,456 Shares issued (and not held in the treasury of Merrimac) and outstanding, and (ii) an aggregate of 526,518 Shares subject to and reserved for issuance upon (A) exercise of outstanding options granted under any equity based compensation plan of Merrimac or (B) lapse of restrictions on restricted stock units outstanding under any equity based compensation plan of Merrimac or director deferred shares granted under Merrimac’s 2006 Non-Employee Directors’ Stock Plan. Based upon the foregoing and other information provided by Merrimac, we believe the Minimum Condition would be satisfied if at least 1,700,260 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer, assuming no additional Share issuances by Merrimac (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the expiration of the Offer and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

The Merrimac Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Merrimac and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements (as defined herein), the Offer and the Merger; and (iii) recommended that the stockholders of Merrimac accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages S-1 through S-8. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

January 5, 2010

ii

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares through the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

iii

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully and in their entirety. Crane and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of Common Stock, par value $.01 per share, of Merrimac, together with the associated Rights (as defined herein) if any are outstanding.
Price Offered Per Share	$16.00 net to you in cash, without interest thereon and less any applicable withholding or stock transfer taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, on Tuesday, February 2, 2010, unless the Offer is extended. As used in this summary term sheet, “Expiration Date” means the time and date on which the Offer, as it may be extended pursuant to and in accordance with the Merger Agreement, expires. See Section 1 — “Terms of the Offer.”
Purchaser	Crane Merger Co., a direct, wholly-owned subsidiary of Crane Co.

Who is offering to buy my securities?

We are Crane Merger Co., a Delaware corporation. We are a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation. Crane is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane provides products and solutions to customers in the aerospace, electronics, hydrocarbon processing, petrochemical, chemical, power generation, automated merchandising, transportation and other markets.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Crane Merger Co. and, where appropriate, Crane Co. We use the term “Crane” to refer to Crane Co. alone, or where appropriate, to Crane and its subsidiaries other than Crane Merger Co., the term “Purchaser” to refer to Crane Merger Co. alone, and the terms “Merrimac” or the “Company” to refer to Merrimac Industries, Inc.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Crane and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of Common Stock, par value $.01 per share, of Merrimac, together with the associated Rights (as described below), to the extent that the Rights Agreement (as defined herein) is then in effect. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Merrimac Common Stock that are the subject of the Offer. We use the term “Rights” to refer to the common stock purchase rights associated with Merrimac’s Common Stock and issued pursuant to the Rights Agreement, dated as of March 19, 1999, between Merrimac and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended as of June 9, 1999, April 7, 2000, October 26, 2000, February 21, 2001, February 28, 2002, September 18, 2002, December 13, 2004, March 14, 2007, March 19, 2009 and December 23, 2009 (as amended, the “Rights Agreement”). Unless the context otherwise requires, references in this Offer to Purchase to the Shares subject to the Offer shall be deemed to include the associated Rights, to the extent that the Rights Agreement is then in effect.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $16.00 per Share net to you, in cash, without interest thereon and less any applicable withholding or stock transfer taxes. We refer to this amount or any higher per share price paid in the Offer as the “Offer Price.” If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, including, but not limited to, satisfaction of the Minimum Condition, we will pay for all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date promptly after the Expiration Date. In addition, if we decide to provide a subsequent offering period for the Offer as described below, we will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights.

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates for such Shares or of a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedure for Accepting the Offer and Tendering Shares,” (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined herein) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Purchaser, Crane and Merrimac have entered into an Agreement and Plan of Merger dated as of December 23, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Merrimac with Merrimac continuing as the surviving corporation and a direct, wholly-owned subsidiary of Crane (the “Merger”).

See Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $56 million to purchase all of the Shares pursuant to the Offer and pay all related fees and expenses. Crane will provide us with sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and provide funding for the Merger out of its cash on hand. As of September 30, 2009, Crane had over $300.0 million of cash on hand. The consummation of the Offer is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe that our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, we, through our parent company, Crane, will have sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares in the Merger for the same cash price as in the Offer.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Tuesday, February 2, 2010 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, unless the Merger Agreement is terminated in accordance with its terms, and without the consent of Merrimac, we:

(i) will extend the Expiration Date for any period required by the rules and regulations of the Securities and Exchange Commission (the “SEC”) or the NYSE AMEX (“NYSE AMEX”) applicable to the Offer, including in connection with an increase in the Offer Price;

(ii) will extend the Expiration Date, if, on any then scheduled Expiration Date, any of the conditions to our obligation to purchase Shares set forth in Section 15 — “Certain Conditions to the Offer” is not satisfied or waived by Crane, for such periods of up to ten business days at a time (or such other period as shall be approved by Merrimac) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended by this clause (ii) to a date later than March 15, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”); and

(iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the 13th business day after the last to occur of any date on which (A) Merrimac shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than ten business days prior to the Outside Date, (B) Merrimac publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten business days prior to the Outside Date, (C) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred less than ten business days prior to the Outside Date or (D) Merrimac advises Crane of an Acquisition Proposal in accordance with Section 5.3(d) of the Merger Agreement if such advisement is received by Crane less than ten business days prior to the Outside Date.

Except as provided above, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not validly withdrawn.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

Under what circumstances will you provide a subsequent offering period and on what terms?

The Merger Agreement provides that, if the Shares we acquire in the Offer (together with Shares owned of record by Crane, us and Crane’s other direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, in our sole discretion, until the Outside Date, extend the Offer for a subsequent offering period of not less than three nor more than 20 business days, as determined by Crane, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

During a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform Mellon Investor Services LLC, which is the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not own at least one share more than 90% of the total outstanding Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) after our acceptance of and deposit of payment for Shares pursuant to the Offer, we have the irrevocable option, subject to certain limitations, to purchase from Merrimac up to that number of newly issued Shares, which number will not exceed 19.9% of the number of Shares then outstanding, sufficient to cause us and Crane (including any of Crane’s other direct or indirect subsidiaries) to own, immediately after the exercise of such option and the issuance of such Top-Up Option Shares (as defined herein), one share more than 90% of the total outstanding Shares at a price per Share equal to the Offer Price to enable us to effect the Merger as a short-form merger without a vote or any further action by the stockholders of Merrimac. We refer to this option as the “Top-Up Option” and to the Shares we may purchase under the Top-Up Option as the “Top-Up Option Shares.”

See Section 11 — “The Transaction Agreements — The Merger Agreement — Top-Up Option.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Crane, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares immediately prior to the acceptance for payment of the Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares and any Shares reserved for issuance pursuant to the Rights) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the applicable time).

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. There is no financing condition to the Offer.

See Section 15 — “Certain Conditions of the Offer.”

Can the terms and conditions of the Offer change?

Yes. We expressly reserve the right from time to time, except as set forth elsewhere in this Offer to Purchase, in our sole discretion, to waive any conditions to the Offer, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer prior to the Expiration Date, but we cannot, without Merrimac’s prior written consent, (i) decrease the Offer Price or change the form of consideration payable in the Offer (other than by adding consideration), (ii) decrease the number of Shares to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer or modify any conditions to the Offer in a manner adverse to the holders of Shares, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date, except to the extent described above under “— Can the Offer be extended and under what circumstances?”, (vi) modify or amend the conditions to the Offer set forth in Section 15 — “Certain Conditions to the Offer” (other than to waive such conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner adverse to the holders of Shares in their capacities as holders of Shares.

See Section 11 — “The Transaction Agreements — The Merger Agreement — The Offer.”

How do I tender my Shares?

If you hold your Shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, if we have not accepted your Shares for payment by March 3, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Merrimac Board of Directors think of the Offer?

The Merrimac Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Merrimac and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements (as defined herein), the Offer and the Merger; and (iii) recommended that the stockholders of Merrimac accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

A more complete description for the reasons of the Merrimac Board of Directors’ approval and recommendation of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

Are there any employment or consulting arrangements between Crane and Merrimac’s executive officers or other key employees under which Merrimac’s executive officers or other key employees will be entitled to receive compensation?

Crane’s intention is to retain substantially all of Merrimac’s employees in their current positions and at current levels of compensation, recognizing that there may be a limited number of Merrimac employees whose roles necessarily would change or whose services no longer will be required as a result of Merrimac no longer being a public company upon completion of the

Merger. To that end, the Purchaser has entered into retention bonus agreements with certain of Merrimac’s key employees and may do so with other employees of Merrimac.

With respect to Mason N. Carter, Chairman of the Board, President and Chief Executive Officer of Merrimac, Crane understands that Mr. Carter plans to leave Merrimac upon completion of the Merger. Accordingly, Crane intends to enter into a consulting arrangement with Mr. Carter upon completion of the Merger pursuant to which Mr. Carter will assist with the post-closing integration of Merrimac. Additionally, on December 10, 2009, the Merrimac Board of Directors approved a bonus for Mr. Carter in the event that Merrimac is sold or enters into a similar transaction, with the size of the bonus based on the sale price of Merrimac. Following the completion of the Offer and the Merger, Mr. Carter is expected to receive approximately $1.0 million pursuant to the bonus. The terms and provisions of the bonus have not been reduced to writing. Also, pursuant to the terms of Mr. Carter’s employment agreement with Merrimac, Mr. Carter will be entitled to a severance payment of approximately $1.0 million following the consummation of the Offer and the termination of Mr. Carter’s employment with Merrimac.

See Section 11 — “The Transaction Agreements — Employment Arrangements.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Certain officers, directors and principal stockholders of Merrimac have entered into tender and voting agreements with Crane and us pursuant to which, among other things, those stockholders have agreed to tender the Shares beneficially owned by them in the Offer and to vote such Shares in favor of the Merger. Based on information provided by these officers, directors and principal stockholders, an aggregate of 1,103,765 Shares, representing approximately 37% of the outstanding Shares as of December 22, 2009, are covered by these tender and voting agreements. The covenants and agreements to tender and vote Shares pursuant to the tender and voting agreements will terminate will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time or (iii) an Adverse Amendment (as defined in the Tender Agreements).

See Section 11 — “The Transaction Agreements — Tender Agreements.”

If at least a majority of the Shares are tendered and accepted for payment, will Merrimac continue as a public company?

No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If we purchase at least a majority of the Shares in the Offer, we will have sufficient voting power to approve and adopt the Merger and the Merger Agreement at a meeting of Merrimac stockholders without the affirmative vote of any other Merrimac stockholder. If the Merger takes place, Merrimac will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Merrimac’s Common Stock will no longer be eligible to be traded through NYSE AMEX or other securities exchanges, there may not be an active public trading market for Merrimac Common Stock, and Merrimac may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If we successfully complete the Offer, what will happen to the Merrimac Board of Directors?

If we purchase at least a majority of the outstanding Shares in the Offer, under the Merger Agreement Crane will become entitled to designate a proportional number of the members of the Merrimac Board of Directors, subject to the continued service of at least two independent directors on the Merrimac Board of Directors. In such case, promptly following a request from Crane, Merrimac must cause Crane’s designees to be elected or appointed to its Board of Directors in such number as is proportionate to Crane’s Share ownership, including securing resignations of sufficient incumbent directors, if necessary.

After the election or appointment of the directors designated by Crane to the Merrimac Board of Directors and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors on the Merrimac Board of Directors is required to (i) authorize any agreement between Merrimac and any of its subsidiaries, on the one hand, and Crane, the Purchaser and any of their affiliates (other than Merrimac and any of its subsidiaries), on the other hand, (ii) amend or terminate the Merger Agreement on behalf of Merrimac, (iii) use or waive any of Merrimac’s rights or remedies under the Merger Agreement, (iv) extend the time for performance of Crane’s or the Purchaser’s obligations under the Merger

Agreement or (v) take any other action by Merrimac in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Merrimac Board of Directors.

See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, the Purchaser will merge with and into Merrimac and all then outstanding Shares (other than those held in the treasury of or reserved for issuance by Merrimac and those held by Crane or the Purchaser or direct or indirect wholly-owned subsidiaries of Crane or Merrimac or by stockholders who validly exercise appraisal rights (as described herein)), together with the associated Rights (as defined herein) if any are outstanding, will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Merrimac. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of Merrimac.

See the “Introduction” to this Offer to Purchase and Section 11 — “The Transaction Agreements — The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, Merrimac’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Merrimac stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Merrimac may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 22, 2009, the last business day before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on NYSE AMEX was $11.42 per Share. On January 4, 2010, the last business day before the commencement of the Offer, the closing price of the Shares on NYSE AMEX was $15.90 per Share. The Offer Price represents a premium of approximately 40% over the closing price of the Shares on NYSE AMEX on December 22, 2009, the last business day before the public announcement of the Offer and the Merger, and a premium of approximately 70% over the average closing price of the Shares for the 20 trading days prior to December 23, 2009.

We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law.

See Section 17 — “Appraisal Rights.”

What will happen to my Merrimac options in the Offer and the Merger?

Each option to purchase Shares (the “Merrimac Stock Option Awards”) that was granted under a Merrimac equity based compensation plan (the “Merrimac Stock Plans”) and outstanding immediately prior to the Effective Time will vest, if not previously vested, and be cancelled subject to and immediately following the Effective Time, and the holder will receive as soon as administratively practicable following the Effective Time an amount in cash (without interest thereon and subject to any applicable withholding tax) equal to the product of (x) the excess, if any, of the Offer Price over the exercise price or base price, as applicable, per Share of such Merrimac Stock Option Award multiplied by (y) the total number of Shares subject to such Merrimac Stock Option Award.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

Can holders of Merrimac Stock Option Awards participate in the Offer?

The Offer is only for Shares and not for any Merrimac Stock Option Awards to acquire Shares. As described above, holders of Merrimac Stock Option Awards will receive, as soon as administratively practicable following the Effective Time, an amount in cash (without interest thereon and subject to any applicable withholding tax) equal to the product of (x) the excess, if any, of the Offer Price over the exercise price or base price, as applicable, per Share of such Merrimac Stock Option Award multiplied by (y) the total number of Shares subject to such Merrimac Stock Option Award.

If you hold Merrimac Stock Option Awards and you wish to participate in the Offer, you must exercise your Merrimac Stock Option Awards in accordance with the terms of the applicable Merrimac Stock Plans and tender the Shares received upon the exercise in accordance with the terms of the Offer.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What will happen to my Merrimac restricted stock units in the Offer and the Merger?

Each restricted stock unit that is outstanding under any Merrimac Stock Plan (the “Merrimac Restricted Stock Units”) immediately prior to the Effective Time will become vested or earned, if not previously vested or earned, and be cancelled subject to and immediately following the Effective Time, and the holder will receive as soon as practicable following the Effective Time an amount in cash (without interest thereon and subject to any applicable withholding tax) equal to the product of (x) the Offer Price multiplied by (y) the total number of Shares issuable pursuant to such restricted stock unit.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What are the material United States federal income tax consequences of tendering Shares?

If you are a U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will generally not create a U.S. federal income tax liability to you. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call BNY Mellon Shareowner Services, the information agent (the “Information Agent”) for our tender offer, at the telephone numbers set forth on the back cover of this Offer to Purchase for additional information.

To the Holders of Shares of
Common Stock of Merrimac Industries, Inc.:

INTRODUCTION

We, Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation (“Crane”), are offering to purchase for cash all outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac” or the “Company”), together with the associated Rights (as defined herein) if any are outstanding, at a price of $16.00 per Share (such price, or any higher price per Share paid pursuant to the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 23, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Crane, the Purchaser and Merrimac. The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Merrimac (the “Merger”) with Merrimac continuing as the surviving corporation and a direct, wholly-owned subsidiary of Crane. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of or reserved for issuance by Merrimac and Shares owned by Crane or the Purchaser or any other direct or indirect wholly-owned subsidiaries of Crane or Merrimac, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”), together with the associated Rights (as defined herein) if any are outstanding, will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding or stock transfer taxes.

In connection with the Merger Agreement, Crane and the Purchaser have entered into Tender and Voting Agreements (the “Tender Agreements”) with certain officers, directors and principal stockholders of Merrimac (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares to the Purchaser in the Offer and to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 1,103,765 Shares, representing approximately 37% of the outstanding Shares as of December 22, 2009, are covered by the Tender Agreements. The covenants and agreements to tender and vote Shares pursuant to the Tender Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time or (iii) an Adverse Amendment (as defined in the Tender Agreements).

The Merger Agreement and the Tender Agreements are more fully described in Section 11 — “The Transaction Agreements,” which also contains a discussion of the treatment of stock options and other Merrimac equity awards.

Tendering stockholders who are record owners of their Shares (i.e. a stock certificate has been issued to such tendering stockholder) and who tender directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Merrimac Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Merrimac and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements, the Offer and the Merger; and (iii) recommended that the stockholders of Merrimac accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or earlier termination of all applicable waiting periods under any applicable antitrust, competition or merger control laws (none of which are believed to apply to the Offer and the Merger) and (iii) the absence of the occurrence prior to the expiration of the Offer and continuation at the expiration of the Offer of certain events. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Crane, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares immediately prior to the acceptance for payment of the Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below) and any Shares reserved for issuance pursuant to the Rights (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the applicable time). See Section 15 — “Certain Conditions of the Offer.” The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Merrimac has informed us that, as of December 22, 2009, there were (i) 2,997,456 Shares outstanding and (ii) an aggregate of 526,518 Shares subject to and reserved for issuance upon (A) the exercise of Merrimac Stock Option Awards or (B) the lapse of restrictions on Merrimac Restricted Stock Units or director deferred shares granted under Merrimac’s 2006 Non-Employee Directors’ Stock Plan. Based upon the foregoing and other information provided by Merrimac, we believe the Minimum Condition would be satisfied if at least 1,700,260 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by Merrimac (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Merrimac, if required by Delaware law. Pursuant to Delaware law, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of Merrimac’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Merrimac’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Merrimac. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), without any action or vote on the part of the Board of Directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer and the acceptance of Shares for payment, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares (as described below) and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Crane or any direct or indirect subsidiary of Crane, taken together, owns at least 90% of the total outstanding Shares, Crane and Merrimac are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the holders of Shares, as a short-form merger in accordance with Section 253 of the DGCL. In order to facilitate a short-form merger following the completion of the Offer, Merrimac has granted to Crane and the Purchaser an option (the “Top-Up Option”) to purchase from Merrimac, at a price per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top-Up Option Shares”) not to exceed 19.9% of the number of Shares then outstanding such that the sum of (i) the number of Shares owned, directly or indirectly, by Crane or the Purchaser at the time of such exercise (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of such time), and (ii) such number of Top-Up Option Shares equals one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof but not giving effect to any Shares reserved for issuance pursuant to the Rights (as defined herein), to the extent the Rights Agreement (as defined herein) is then in effect.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of Merrimac, together with the associated Rights (as defined herein) if any are outstanding. According to Merrimac, as of the close of business on December 22, 2009, there were (x) an aggregate of 2,997,456 Shares issued and outstanding and (y) an aggregate of 526,518 Shares subject to and reserved for issuance upon (1) exercise of Merrimac Stock Option Awards or (2) the lapse of restrictions on outstanding restricted stock units or director deferred shares granted under the 2006 Non-Employee Directors’ Stock Plan.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on February 2, 2010, unless we extend the period during which the Offer is open in accordance with the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or earlier termination of all applicable waiting periods (and any extensions thereof) under any applicable antitrust, competition or merger control laws (none of which are believed to apply to the Offer and the Merger) and (iii) the absence of the occurrence and continuation of certain events prior to the expiration of the Offer. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Crane, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares immediately prior to the acceptance for payment of the Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below) and any Shares reserved for issuance pursuant to the Rights (as defined herein)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the applicable time). See Section 15 — “Certain Conditions of the Offer.” The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, and without the consent of Merrimac, we (i) will extend the Expiration Date for any period required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer, including in connection with an increase in the Offer Price, (ii) will extend the Expiration Date if on any then scheduled Expiration Date any of the conditions to our obligation to purchase Shares set forth in Section 15 — “Certain Conditions to the Offer” is not satisfied or waived by Crane, for such periods of up to ten business days at a time (or such other period as shall be approved by Merrimac) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended by this clause (ii) to a date later than March 15, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”), and (iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the period which ends on the 13th business day after the last to occur of any date on which (w) Merrimac shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than ten business days prior to the Outside Date, (x) Merrimac publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten business days prior to the Outside Date, (y) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred less than ten business days prior to the Outside Date or (z) Merrimac advises Crane of an Acquisition Proposal in accordance with Section 5.3(d) of the Merger Agreement if such advisement is received by Crane less than ten business days prior to the Outside Date. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not validly withdrawn.

We have agreed in the Merger Agreement that, without the prior written consent of Merrimac, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer (other than by adding consideration), (ii) decrease the number of Shares to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer or modify any conditions to the Offer in a manner adverse to the holders of Shares, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date, except to the extent described above, (vi) modify or amend the conditions to the Offer set forth in Section 15 — “Certain Conditions to the Offer” (other than to waive such conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner adverse to the holders of Shares in their capacities as holders of Shares.

Except as set forth in the prior paragraph above, and subject to the applicable rules and regulations of the SEC, Crane expressly reserves the right from time to time, in its sole discretion, to waive any condition to the Offer, increase the Offer Price or make any other changes in the terms or conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(l), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality, of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement provides that, if the Purchaser has accepted for payment validly tendered Shares in the Offer, but the Purchaser does not acquire a sufficient number of Shares to enable a “short-form” merger as described in Section 11 — “The Transaction Agreements — The Merger Agreement — Short-Form Merger Procedure” to occur, we may in our sole discretion, until the Outside Date, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time of at least three business days and not more than 20 business days following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer and receive the same Offer Price paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide a Subsequent Offering Period, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Merrimac has provided us with Merrimac’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Merrimac’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. If we commence a Subsequent Offering Period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay acceptance for payment of Shares or delay payment for any Share regardless of whether such Shares were theretofore accepted for payment in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NYSE AMEX trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

Notwithstanding any other provision of this Offer, payment to holders of Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Crane, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered irrevocable and granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer. Such appointment will be effective if and when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Merrimac’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Merrimac’s stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Merrimac’s stockholders.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder who is a U.S. person should provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a non-exempt stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments to the stockholder pursuant to the Offer may be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 3, 2010. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Crane, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares who exchange their Shares for cash pursuant to the Offer or pursuant to the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold their Shares (each, a “Stockholder,” and collectively, “Stockholders”) as a capital asset. In addition, this summary does not address tax considerations which may be applicable to a Stockholder’s particular circumstances or to (i) Stockholders that may be subject to special tax rules (e.g., financial institutions, mutual funds, insurance companies, broker-dealers, tax-exempt organizations and certain expatriates or former long-term residents of the United States) or (ii) Stockholders who acquired Shares in connection with stock option, stock purchase (except as provided below), stock appreciation right, restricted stock unit or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this summary does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the Offer and the Merger.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. A “Non-U.S. Holder” is a Stockholder that is not a U.S. Holder.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares exchanged. Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year. For non-corporate taxpayers, long-term capital gains currently are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Special Treatment for ESPP Participants.  Participants in Merrimac’s 2001 Employee Stock Purchase Plan (the “ESPP”) who tender some or all of the Shares held in their ESPP account will be treated the same as if the participant had sold them. The federal income tax implications of such a disposition will depend on whether the Shares sold were held by the participant for the statutory holding period (the “Holding Period”). The Holding Period is the later of (i) two years from the opening date of the offering period in which the Shares were purchased, and (ii) one year from the date the Shares were purchased.

If the Shares were held for the Holding Period, then the sale of those Shares in the Offer is considered a qualifying disposition under the Code. Accordingly, the participant will be required to recognize ordinary income on the sale of such Shares equal to the lesser of: (i) fifteen percent of the fair market value of the Shares on the opening date of the offering period in which the Shares were purchased; and (ii) the excess of the amount realized on the disposition of the sold Shares over the purchase price for the Shares under the ESPP. Any additional gain or loss recognized on the disposition of such Shares will be long-term capital gain or loss.

If the Shares have been held for a period shorter than the Holding Period, then the sale of those Shares in the Offer is not a qualifying disposition under the Code. Accordingly, the participant will be required to recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the original date of purchase over the purchase price paid for the Shares under the ESPP. Any additional gain or loss recognized on the disposition of the sold Shares will be short-term or long-term capital gain or loss depending on the length of time the participant held the sold Shares.

Please note that regardless of whether or not a ESPP participant elects to tender Shares obtained under the ESPP, the consummation of the Merger will result in the disposition of all outstanding Shares acquired under the ESPP, which disposition will be subject to the tax treatment described above.

The ordinary income recognized on the disposition of Shares purchased under the ESPP is not subject to federal income and employment tax withholding but will be reported to ESPP participants who dispose of such Shares in the Offer as compensation income on Form W-2.

Information Reporting and Backup Withholding.  Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a rate of 28%. To avoid backup withholding, U.S. Holders should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will not be subject to U.S. federal income tax, unless:

(a) the gain on the exchange, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is described in (b) above, such holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain derived from the sale or exchange of Shares, which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Backup Withholding Tax and Information Reporting.  In general, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if it provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder’s U.S. federal income tax liability, and the Non-U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE AMEX (“NYSE AMEX”) under the symbol “MRM.”

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the periods indicated, as reported on NYSE AMEX by published financial sources.

	High	Low

Year Ended January 3, 2009:
First Quarter	$10.30	$6.43
Second Quarter	7.29	4.45
Third Quarter	6.35	3.50
Fourth Quarter	5.50	1.75
Year Ended January 2, 2010:
First Quarter	$3.02	$1.54
Second Quarter	13.38	2.19
Third Quarter	9.66	7.08
Fourth Quarter	16.05	7.81
Year Ending January 1, 2011:
First Quarter (through January 4, 2010)	$16.04	$15.85

On December 22, 2009, the last business day before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on NYSE AMEX was $11.42 per Share. On January 4, 2010, the last business day before the commencement of the Offer, the closing price of the Shares on NYSE AMEX was $15.90 per Share. The Offer Price represents a premium of approximately 40% over the closing price of the Shares on NYSE AMEX on December 22, 2009, the last business day before the public announcement of the Offer and the Merger, and a premium of approximately 70% over the average closing price of the Shares for the 20 trading days prior to December 23, 2009. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for its fiscal year ended January 3, 2009 filed with the SEC, Merrimac has not paid cash dividends on the Shares since the third quarter of 1997. Merrimac has indicated to us that it has no current plans to declare or pay any dividends in the future. Under the Merger Agreement, Merrimac is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Crane.

7.	Certain Information Concerning Merrimac.

Except as specifically set forth herein, the information concerning Merrimac contained in this Offer to Purchase has been taken from or is based upon information furnished by Merrimac or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Merrimac’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Merrimac, whether furnished by Merrimac or contained in such documents and records, or for any failure by Merrimac to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Merrimac Industries, Inc. is a Delaware corporation with its principal offices located at 41 Fairfield Place, West Caldwell, NJ 07006-6287. The telephone number for Merrimac is (973) 575-1300. According to Merrimac’s Annual Report on Form 10-K for its fiscal year ended January 3, 2009, Merrimac is a leader in the design and manufacture of active and passive Radio Frequency (RF) and microwave components and integrated multifunction assemblies for military, high-reliability and commercial markets. Merrimac’s components and integrated assemblies are found in applications as diverse as satellites, military and commercial aircraft, radar, radio systems, medical diagnostic instruments, communications systems and wireless connectivity.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Merrimac is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Merrimac’s directors and officers, their remuneration, stock options or restricted stock units granted to them, the principal holders of Merrimac’s securities, any material interests of such persons in transactions with Merrimac and other matters is required to be disclosed in proxy statements, the most recent one for Merrimac having been filed by Merrimac with the SEC on May 4, 2009 and distributed to Merrimac’s stockholders. Such information also will be available in Merrimac’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Merrimac, that file electronically with the SEC. You may also obtain free copies of the documents filed with the SEC by Merrimac at Merrimac’s website at http://www.merrimacind.com.

Summary Financial Information.  Set forth below is certain summary financial information for Merrimac and its consolidated subsidiaries excerpted from Merrimac’s Annual Report on Form 10-K for the fiscal year ended January 3, 2009 and its Quarterly Report on Form 10-Q for its fiscal quarter ended October 3, 2009. More comprehensive financial information is included in such reports and other documents filed by Merrimac with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months Ended		Year Ended
	October 3,	September 27,	January 3,	December 29,
	2009	2008	2009	2007
	(Unaudited)

Net sales	$23,966,766	$21,575,742	$29,228,717	$21,886,946
Operating income (loss)	3,343,935	(229,103)	675,814	(1,311,072)
Income (loss) from continuing operations	2,455,669	(365,619)	240,098	(1,434,564)
Net income (loss) per common share	$0.84	$(0.15)	$0.03	$(1.96)
Net income (loss) per diluted share	$0.84	$(0.15)	$0.03	$(1.96)

	As of		As of
	October 3,	September 27,	January 3,	December 29,
	2009	2008	2009	2007
	(Unaudited)

Total assets	$28,656,675	$25,563,340	$24,032,411	$25,124,848
Total debt	2,598,612	4,695,833	2,902,778	4,312,500
Total liabilities	7,406,294	8,052,480	5,865,088	7,645,980
Total stockholders’ equity	21,250,381	17,510,860	18,167,323	17,478,868

8.	Certain Information Concerning Crane and the Purchaser.

Crane Co. is a Delaware corporation. Crane’s principal executive offices are located at 100 First Stamford Place, Stamford, CT 06902-6784. The telephone number of Crane’s principal executive offices is (203) 363-7300. Crane is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane provides products and solutions to customers in the aerospace, electronics, hydrocarbon processing, petrochemical, chemical, power generation, automated merchandising, transportation and other markets.

The Purchaser is a Delaware corporation and a direct, wholly-owned subsidiary of Crane. The Purchaser has not conducted any activities unrelated to the Offer and the Merger since its organization. The Purchaser’s principal executive offices are located at the same address as Crane’s principal executive office listed above, and its telephone number at that address is the same telephone number as Crane’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Crane are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser, Crane or, to the best knowledge of the Purchaser and Crane, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, none of Crane, the Purchaser or, to the best knowledge of Crane and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Crane or the Purchaser or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past 60 days, other than Michael A. Romito, President of the Aerospace Group of Crane’s Aerospace & Electronics segment, who (x) purchased 100 Shares at $9.02 per Share, 700 Shares at $9.00 per Share and 100 Shares at $9.05 per Share on December 9, 2009 and (y) sold 900 Shares at $9.05 per Share on December 16, 2009.

Except as set forth in this Offer to Purchase, none of Crane, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Crane and the Purchaser, any of the persons listed on Schedule I hereto has had during the past two years any transaction with Merrimac or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Crane, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Crane and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Merrimac or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of Merrimac securities, an election of Merrimac directors or a sale or other transfer of a material amount of Merrimac assets during the past two years.

Available Information.  Crane is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Merrimac in Section 7 — “Certain Information Concerning Merrimac.”

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $56 million to purchase all of the Shares pursuant to the Offer and pay all related fees and expenses. Crane will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger. The Offer is not conditioned upon Crane’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Crane expects to obtain the necessary funds from cash on hand. As of September 30, 2009, Crane had over $300.0 million of cash on hand. Crane does not anticipate a need for any alternative sources of financing for the Offer and the Merger.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Crane is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

10.	Background of the Offer; Past Contracts or Negotiations with Merrimac.

On September 3, 2009, Mason N. Carter, Merrimac’s Chairman, President and Chief Executive Officer, contacted David Bender, Crane’s Group President, Electronics, regarding Merrimac’s intention to pursue a strategic combination or sale transaction. At Mr. Bender’s suggestion, Mr. Carter then contacted Curtis Robb, Crane’s Vice President, Business Development, to discuss Merrimac’s intention and provided to Mr. Robb a form of a confidentiality agreement to be entered into by Crane and Merrimac in connection with a potential transaction. Crane and Merrimac entered into the confidentiality agreement on September 10, 2009.

During September and October 2009, members of Crane’s management, including Mr. Robb and members of Crane’s Electronics Group, and members of Merrimac’s management, including Mr. Carter, met on several occasions to discuss, on a preliminary basis, the potential strategic benefits and synergies of a possible acquisition of Merrimac by Crane. Also during late

September and October 2009, Crane’s internal due diligence team met with senior members of Merrimac’s management to commence Crane’s due diligence, internal analysis and strategic review of Merrimac. At its regularly scheduled meeting on October 26, 2009, Crane’s Board of Directors was briefed on the discussions with Merrimac. Crane’s due diligence review continued through December 2009 and included document review, in-person meetings, telephone conferences and other correspondence with senior members of Merrimac’s management.

On December 4, 2009, Crane received from Merrimac an instruction letter with respect to the process by which Merrimac would entertain bids for acquisition proposals from potential acquirors. The instruction letter indicated that Merrimac would accept bids through December 8, 2009.

At a regularly scheduled meeting on December 7, 2009, Crane’s board of directors considered and discussed the terms of a proposed acquisition of Merrimac. Crane’s board of directors approved the acquisition of Merrimac, including the Offer and the Merger, and authorized the management of Crane to negotiate the Merger Agreement, the Tender Agreements and the other related ancillary documents on terms and conditions consistent with the proposed terms discussed at the meeting, and to execute and deliver the Merger Agreement, the Tender Agreements and the other related ancillary documents upon satisfactory completion of the negotiations.

On December 8, 2009, Crane submitted a bid to acquire the outstanding common stock of Merrimac at a purchase price of $14.50 per share. On December 9, 2009, Mr. Carter contacted Mr. Robb by telephone to indicate that a higher purchase price would be necessary for Crane’s offer to be accepted.

On December 10, 2009, Mr. Robb telephoned Mr. Carter and indicated that Crane would increase the purchase price in its bid to $16.00 per share. Mr. Carter informed Mr. Robb later in the day on December 10, 2009 that Merrimac’s board of directors had accepted Crane’s bid. On December 10, 2009, Merrimac and Crane executed a customary exclusivity agreement providing for an exclusivity period through the close of business on December 23, 2009, during which period Merrimac agreed to negotiate only with Crane regarding a possible acquisition.

On December 18, 2009, by unanimous written consent, the Purchaser’s board of directors also approved and declared the advisability of the Merger, approved the transactions contemplated by the Merger Agreement, including the Offer, approved the proposed form, terms and provisions of the Merger Agreement and each of the related ancillary documents, including the Tender Agreements, and authorized the directors and management of the Purchaser to execute and deliver the Merger Agreement and the Tender Agreements and the other related ancillary documents on behalf of the Purchaser upon satisfactory completion of the negotiations of such documents.

Through December 23, 2009, Crane and Merrimac and their respective legal advisors negotiated and finalized the terms of the Merger Agreement and the related ancillary documents. On December 23, 2009, Merrimac informed Crane that the Merrimac board of directors had unanimously approved and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other matters contemplated in the Merger Agreement to be authorized and approved by Merrimac’s board of directors. Later on December 23, 2009, the Merger Agreement and the related ancillary documents, including the Tender Agreements, were executed by Crane, the Purchaser, Merrimac and the other parties thereto.

11.	The Transaction Agreements.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Crane, the Purchaser or Merrimac. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer no later than ten business days after the date of the Merger Agreement, which was December 23, 2009. The obligations of the Purchaser to (and the obligations of Crane to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.”

Subject to the applicable rules and regulations of the SEC, Crane expressly reserves the right from time to time, except as set forth elsewhere in this Offer to Purchase, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without Merrimac’s prior consent), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. We have agreed in the Merger Agreement that, without the prior written consent of Merrimac, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer (other than by adding consideration), (ii) decrease the number of Shares to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer or modify any conditions to the Offer in a manner adverse to the holders of Shares, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date, except to the extent described below, (vi) modify or amend the conditions to the Offer set forth in Section 15 — “Certain Conditions to the Offer” (other than to waive such conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner adverse to the holders of Shares in their capacities as holders of Shares.

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, and without the consent of Merrimac, we (i) will extend the Expiration Date for any period required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer, including in connection with an increase in the Offer Price, (ii) will extend the Expiration Date if on any then scheduled Expiration Date any of the conditions to our obligation to purchase shares of Common Stock set forth in Section 15 — “Certain Conditions to the Offer” is not satisfied or waived by Crane, for such periods of up to ten business days at a time (or such other period as shall be approved by Merrimac) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended by this clause (ii) to a date later than March 15, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”), and (iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the period which ends on the 13th business day after the last to occur of any date on which (w) Merrimac shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than 10 business days prior to the Outside Date, (x) Merrimac publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than 10 business days prior to the Outside Date, (y) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred less than ten business days prior to the Outside Date or (z) Merrimac advises Crane of an Acquisition Proposal in accordance with Section 5.3(d) of the Merger Agreement if such advisement is received by Crane less than 10 business days prior to the Outside Date. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not validly withdrawn.

In addition, the Merger Agreement provides that if the Shares we acquire in the Offer (together with Shares owned of record by Crane, the Purchaser and their direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, in our sole discretion, until the Outside Date, extend the Offer for a subsequent offering period of not less than three nor more than 20 business days, as determined by Crane, in accordance with Rule 14d-11 under the Exchange Act.

Top-Up Option.  Pursuant to the Merger Agreement, Merrimac has irrevocably granted to Crane and the Purchaser the option (the “Top-Up Option”) to purchase from Merrimac, at a price per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top-Up Option Shares”) not to exceed 19.9% of the number of Shares then outstanding such that the sum of (i) the number of Shares owned, directly or indirectly, by Crane or the Purchaser at the time of such exercise (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of such time), and (ii) such number of Top-Up Option Shares equals one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof, but not giving effect to any Shares reserved for issuance pursuant to the Rights (as defined herein), to the extent the Rights Agreement (as defined herein) is then in effect. The purchase price for the Top-Up Option Shares shall be paid either entirely in cash or, at the election of the Purchaser or Crane, in a combination of cash in an amount equal to not less than the aggregate par value of the Top-Up Option Shares and by the Purchaser executing and delivering to Merrimac an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares, a maturity date on the first anniversary of the date of the execution and delivery of the promissory note, bearing interest at the rate of interest of 5% per annum and prepayable in whole or in part without premium or penalty.

The Top-Up Option may be exercised once during the 20 business day period following the date the Purchaser accepts the Shares for payment. The exercise of the Top-Up Option is subject to the conditions that (i) no provision of any applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) the issuance of the Top-Up Option Shares would not require approval by Merrimac’s stockholders under applicable law, (iii) immediately after the exercise of the Top-Up Option and issuance of the Top-Up Option Shares, the number of Shares owned, directly or indirectly, by Crane or the Purchaser (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the time of the exercise of the Top-Up Option) constitutes one Share more than 90% of the total outstanding Shares and (iv) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall not exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding stock options or other obligations of Merrimac. The purpose of the Top-Up Option is to facilitate a short-form merger, in accordance with Delaware law, following completion of the Offer.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into Merrimac with Merrimac being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Merrimac will continue as the Surviving Corporation and a direct, wholly-owned subsidiary of Crane.

Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time held in the treasury of or reserved for issuance by Merrimac and Shares owned by Crane, the Purchaser or any direct or indirect wholly-owned subsidiary or affiliate of Crane or Merrimac, shall automatically be cancelled and extinguished without any conversion thereof, and no cash or other consideration shall be allocated or paid thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Appraisal Shares (as defined below)), together with the associated Rights (as defined herein) if any are outstanding, shall be converted into the right to receive the in cash the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”). As of the Effective Time, all such Shares and associated Rights, if any, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Shares, together with the associated Rights, outstanding immediately prior to the Effective Time held by a holder (if any) who has not voted in favor of the Merger and is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or shall have waived, withdrawn or otherwise lost such holder’s right to appraisal, if any. Such stockholders shall be entitled to receive payment of the fair value of such Appraisal Shares held by them in accordance with the provisions of Section 262 of the DGCL.

Vote Required to Approve Merger; Stockholders’ Meeting.  The Merrimac Board of Directors has unanimously already adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure described below is not available for the Merger because the Purchaser does not own at least 90% of the total outstanding Shares, then under Delaware law we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if Merrimac stockholder adoption is required, Merrimac will:

•	as soon as reasonably practicable following the date of acceptance for purchase of the Shares, with the assistance of Crane prepare and file a proxy statement with the SEC;

•	as soon as reasonably practicable following the clearance by the SEC of the proxy statement to be disseminated to Merrimac stockholders, call and give notice of a meeting of its stockholders, for the purpose of considering and taking action upon the Merger Agreement;

•	subject to Section 5.3 of the Merger Agreement, use its commercially reasonable efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement.

Subject to Section 5.3 of the Merger Agreement, Merrimac has agreed to include in the proxy statement the recommendation of Merrimac’s Board of Directors that stockholders of Merrimac vote in favor of the approval and adoption of the Merger Agreement and the Merger.

If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement at a meeting of Merrimac stockholders without the affirmative vote of any other Merrimac stockholder.

Short-Form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Crane or any direct or indirect subsidiary of Crane, taken together, owns at least 90% of the total outstanding Shares, Merrimac, Crane and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Merrimac’s stockholders in accordance with Section 253 of the DGCL.

Merrimac Options and Restricted Stock Units.  The Merger Agreement provides that each option to purchase Shares (collectively, the “Merrimac Stock Option Awards”) granted under any equity based compensation plan of Merrimac (collectively, the “Merrimac Stock Plans”), that is outstanding under a Merrimac Stock Plan immediately prior to the Effective Time will vest, if not previously vested, and be cancelled subject to and immediately following the Effective Time, and the holder of such Merrimac Stock Option Awards will, in full settlement of such Merrimac Stock Option Awards, receive from or on behalf of the Purchaser an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the exercise price or base price, as applicable, per share of such Merrimac Stock Option Award, multiplied by (y) the total number of Shares subject to such Merrimac Stock Option Award (the aggregate amount of such cash hereinafter referred to as the “Option Award Consideration”). The Surviving Corporation shall pay or cause to be paid to holders of Merrimac Stock Option Awards the Option Award Consideration as soon as administratively practicable following the Effective Time.

The Merger Agreement further provides that each restricted stock unit of Merrimac (including any restricted stock award, phantom restricted stock award, deferred stock unit, whether performance-based, time-based or otherwise) (the “Merrimac Restricted Stock Units”) that is outstanding under any Merrimac Stock Plan immediately prior to the Effective Time, will become vested or earned, if not previously vested or earned, and be cancelled subject to and immediately following the Effective Time and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the Offer Price multiplied by (y) the total number of Shares subject to such Merrimac Restricted Stock Unit (the aggregate amount of such cash hereinafter referred to as the “Restricted Stock Unit Consideration”). The Surviving Corporation shall pay or cause to be paid to holders of Merrimac Restricted Stock Units the Restricted Stock Unit Consideration as soon as practicable following the Effective Time.

Pursuant to the Merger Agreement, Merrimac will take such action as may be necessary to (i) establish the end of the purchase period in effect as of December 23, 2009 under Merrimac’s 2001 Employee Stock Purchase Plan (the “ESPP”) no later than the last day of the offering period ending immediately after the commencement of the Offer with respect to any offering otherwise then in effect (the “ESPP Exercise Date”), (ii) suspend any subsequent purchase periods that would otherwise arise after the close of the purchase period currently in effect and prior to the Effective Time and (iii) terminate the ESPP as of the Effective Time or such earlier date as determined by Merrimac to be administratively reasonable. Each ESPP participant’s accumulated payroll contributions as of the ESPP Exercise Date that are not withdrawn as of such date will be applied toward the purchase of Shares in accordance with the terms of the ESPP. As promptly as reasonably practicable following the ESPP Exercise Date, following the application of accumulated payroll contributions toward the purchase of Shares in accordance with the preceding sentence, Crane will cause or permit Merrimac or the Purchaser, as applicable, to return to participants any of their respective accumulated payroll contributions not applied to the purchase of Shares under the ESPP, if any.

The Merger Agreement further provides that, at the Effective Time, Crane shall assume the obligations and succeed to the rights of Merrimac under Merrimac Stock Plans with respect to Merrimac Stock Option Awards and Merrimac Restricted Stock Units (the “Merrimac Equity Awards”). Prior to the Effective Time, Merrimac and Crane shall take all action required to reflect the transactions contemplated by Section 2.13 of the Merger Agreement to ensure that, following the Effective Time, no person other than Crane and its subsidiaries shall have any right (i) to acquire equity securities of Merrimac or any subsidiary thereof or (ii) to receive any payment in respect of any equity based compensatory award other than with respect to the payment of the Option Award Consideration and the Restricted Stock Unit Consideration. From and after the Effective Time, all references to

Merrimac (other than any references relating to a “change in control” of Merrimac) in each Merrimac Stock Plan and in each agreement evidencing any award of Merrimac Equity Awards shall be deemed to refer to Crane. Nothing in Section 2.13 of the Merger Agreement is intended to release any employee or service provider to Merrimac from any provisions relating to any non-competition, non-solicitation, or confidentiality provisions of any Merrimac Equity Award and any associated damages or forfeitures (the “Equity Award Restrictive Covenants”), which shall survive the Effective Time. Merrimac shall take such action as may be necessary to insure the survival of the Equity Award Restrictive Covenants and the succession of Crane to the benefits of the Equity Award Restrictive Covenants.

Representations and Warranties.  In the Merger Agreement, Merrimac has made customary representations and warranties to Crane and the Purchaser, including but not limited to representations relating to: organization, existence and good standing of Merrimac and its subsidiaries; Merrimac’s capitalization; authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby; no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby; Merrimac’s and its subsidiaries’ compliance with all applicable laws; legal proceedings; Merrimac’s public information and financial statements; absence of undisclosed liabilities; absence of certain changes or events; taxes; title to property and assets; intellectual property; insurance; contracts; permits and compliance; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; employment matters; environmental matters; employee benefits (including compliance with Rule 14d-10(d) of the Exchange Act); real property; interested party transactions; approval of the Top-Up Option; information supplied in the Offer documents and proxy statement; application of Section 203 of the DGCL; takeover laws; opinion of financial advisor; the execution and delivery of certain agreements to be entered into by certain officers, directors and principal stockholders of Merrimac in connection with the Merger Agreement; and the absence of brokers’ and finders’ fees.

In the Merger Agreement, Crane and the Purchaser have made customary representations and warranties to Merrimac, including but not limited to representations relating to: organization, existence and good standing of Crane and the Purchaser; authorization with respect to the Merger Agreement and the transactions contemplated thereby; governmental authority and consents required for the Merger Agreement and the transactions contemplated thereby; information supplied by Crane and the Purchaser; sufficient funds; no ownership of Shares of Merrimac; the absence of litigation; the absence of any obligations, liabilities or past business activity, agreements or arrangements by the Purchaser; and compliance with Rule 14d-10(d) of the Exchange Act.

The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by Crane, the Purchaser and Merrimac in the Merger Agreement, may be subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules provided by Merrimac in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Crane, the Purchaser and Merrimac, and establishing the circumstances under which Crane and the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as expressly contemplated by the Merger Agreement or with the prior written consent of Crane, such consent not to be unreasonably withheld, conditioned or delayed, Merrimac shall, and shall cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practices and (i) pay debts and taxes when due unless contested in good faith and properly reserved against, (ii) pay or perform all other obligations when due unless contested in good faith and properly reserved against and (iii) use commercially reasonable efforts, consistent with past practice and policies, to (A) preserve intact its business organizations and material assets (ordinary wear and tear excepted), (B) keep available the services of its officers, directors and employees, (C) comply in all material respects with all applicable laws and the requirements of all of its material contracts and (D) to maintain satisfactory relationships with customers, lenders, suppliers, distributors, licensors, licensees and others having business relationships with it.

Between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Merrimac is subject to customary operating covenants and restrictions, subject to certain exceptions, including but not limited to restrictions relating to:

•	the amendment of the charter documents of Merrimac or any of its subsidiaries;

•	the declaration, setting aside or payment of dividends, or the entry into any agreement with respect to the voting of any capital stock or equity interests of Merrimac or any of its subsidiaries, by Merrimac or its subsidiaries (except by a wholly-owned subsidiary of Merrimac to Merrimac or to another wholly-owned subsidiary thereof), or any split, combination or reclassification of any capital stock or equity interest of Merrimac, issuance of any other securities in substitution for Merrimac’s or its subsidiaries’ capital stock or equity interests or, with limited exceptions, the purchase, redemption or acquisition, directly or indirectly, of Merrimac’s and its subsidiaries’ capital stock or equity interests, except for acquisitions of Shares by Merrimac in satisfaction by holders of any options or rights granted under stock option or similar benefit plans of Merrimac or the applicable exercise price or withholding taxes;

•	the issuance, delivery, sale, exchange, grant, pledge, encumbrance or transfer of, or purchase or proposal to purchase, Merrimac’s or its subsidiaries’ capital stock or equity interests, other than the issuance of Shares pursuant to the exercise or settlement of stock options, warrants or other rights outstanding as of December 23, 2009;

•	other than in the ordinary course of business, the transfer, license, sale, lease, encumbrance or disposal of any assets or the transfer, sale, encumbrance or other disposition of capital stock or other equity interests in any Merrimac subsidiary, with a fair market value in excess of $100,000 in the aggregate;

•	the entry into any collective bargaining agreements;

•	except in the ordinary course of business, the entry into, amendment or modification in any material respect of or consent to termination of any material contract or any material real property lease;

•	the making of any material change in any method of financial accounting principles or practices, except for any such changes required by a change in GAAP or applicable law;

•	the failure to use commercially reasonable efforts to maintain in effect material existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

•	the termination or waiver of any rights expected to be material in value to Merrimac, other than in the ordinary course of business or consistent with past practice or as described herein;

•	except in the ordinary course of business consistent with past practice or as required by applicable law or any employee benefit plan or contract in effect as of December 23, 2009, the increase in any manner of the base salary or bonus payable to any past or present officers, employees or other service providers of Merrimac, entry into or amendment of in any material respect of any employment, severance, retention or change of control agreement, plan or arrangement with any past or present officers, employees or other service providers of Merrimac, or the promotion of any officers, employees or service providers;

•	except in the ordinary course of business consistent with past practice or as required by applicable law or any employee benefit plan or contract in effect as of December 23, 2009 and except as provided by Section 2.13 of the Merger Agreement, the establishment, adoption or entry into, amendment of or any other action taken to accelerate the rights under any Merrimac benefit plan or the making of any contribution to any Merrimac benefit plan, other than contributions that are required by law or by the terms of any Merrimac benefit plan;

•	the settlement or compromise of a material Proceeding (as defined in the Merger Agreement), other than settlements or compromises of such Proceeding (i) for an amount less than or equal to the liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of Merrimac included in its public filings with the SEC (it being agreed that the amounts paid in respect of any settlement or compromise effected pursuant to this clause (i) shall not be applied toward the monetary threshold set forth in the immediately following clause (ii)), (ii) that involve only the payment of monetary damages not in excess of $250,000 in the aggregate (or not in excess of $250,000 in the aggregate above the amount of the liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of the Merrimac included in its public filings with the SEC) or the imposition of nonmaterial equitable relief on the business and operations of Merrimac or any of its subsidiaries, (iii) that are immaterial and in respect of which no liability or reserve in respect thereof has been reflected or accrued on the most recent balance sheet of Merrimac included in its public filings with the SEC or (iv) entered into in the ordinary course of business consistent with past practice with respect to a Proceeding; provided, that in the case of clauses (i), (ii), (iii) and (iv), such settlement or compromise does not contain as a term thereof the imposition of equitable relief on, or any material restrictions on the business and operations of, Merrimac or any of its subsidiaries that would result in a Company Material Adverse Effect (as defined in the Merger Agreement);

•	the acquisition of or offer or agreement to acquire any entity or any division or assets thereof (other than the acquisition of assets in the ordinary course of business) or the making of any loans, advances or capital contributions to or investments in any entity (other than Merrimac or any wholly-owned subsidiary of Merrimac), other than an acquisition, loan, advance, capital contribution or investment (i) that does not exceed $250,000 with respect to any individual acquisition, loan, advance, capital contribution or investment or $500,000 in the aggregate, or (ii) that constitutes the extension of trade credit to any customer of Merrimac or its subsidiaries in the ordinary course of business consistent with past practice;

•	(i) the redemption, repurchase, prepayment, defeasance, incurrence or other acquisition of any indebtedness (not including capital expenditures of any kind) or issuance of any debt securities or the assumption or guarantee of the obligations of any person or entity (other than Merrimac or a wholly-owned subsidiary of Merrimac), except (A) for the incurrence of any indebtedness in the ordinary course of business under the credit facilities of Merrimac and its subsidiaries that are in effect as of December 23, 2009, (B) Merrimac and its subsidiaries may take any of the foregoing actions in respect of indebtedness owing by any wholly-owned subsidiary of Merrimac to Merrimac or any other wholly-owned subsidiary of Merrimac, (C) for the acquisition or assumption of indebtedness in connection with acquisitions permitted by the Merger Agreement or (D) that the foregoing shall not limit or restrict the ability of Merrimac or any subsidiary thereof to enter into or arrange any customer supported financing transactions in the ordinary course of business consistent with past practice, or (ii) the voluntarily subjection of any material assets or properties to any encumbrances, other than permitted encumbrances;

•	the change of any material election with respect to taxes, except as required by law;

•	the failure to give all notices or other information required by any collective bargaining unit or pursuant to applicable law with respect to the transactions provided for in the Merger Agreement;

•	the entry into any material agreement, agreement in principal, letter of intent, memorandum of understanding or similar contract with respect to any joint venture, strategic partnership or alliance material to Merrimac and its subsidiaries;

•	the creation of any new material business division;

•	the entry into a new material line of business;

•	other than with respect to wholly-owned subsidiaries of Merrimac, the adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Merrimac or any of its subsidiaries (other than the Merger Agreement and the Merger and other transactions contemplated thereby);

•	except for (i) expense reimbursements and advances in the ordinary course of business consistent with past practice and (ii) transactions in the ordinary course of business consistent with past practice with affiliates of any non-employee member of the board of directors, the entry into any contract with any officer or director, or immediate family member of any officer or director, of Merrimac or any of its subsidiaries;

•	the entry into any material contract (i) providing for payment as a result of the transactions contemplated by the Merger Agreement, (ii) resulting in the occurrence of a material and adverse change in the rights of Merrimac or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, or (iii) resulting in the occurrence of a material change in the rights or obligations of the counterparty thereto as a result of the transactions contemplated by the Merger Agreement;

•	the amendment of or proposal to amend the Rights Agreement; and

•	the breach, repudiation or waiver of compliance with any term of the Tender Agreements.

No Solicitation Provisions.  The Merger Agreement provides that until the Effective Time, or if earlier, the termination date of the Merger Agreement, Merrimac shall not, and shall not authorize or permit any of its subsidiaries or any of its or their directors, officers, employees, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”), directly or indirectly, to (i) solicit, initiate or take any action to knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer or afford access to the employees, business, properties, assets, books or records of Merrimac or any of its subsidiaries with respect to, or the making or completion of, any Acquisition Proposal (as defined below), (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person or entity any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, propose or agree to do any of the foregoing. Merrimac shall, and shall cause each of its subsidiaries and the Representatives of Merrimac and its subsidiaries to, (x) immediately cease and cause to be terminated all existing discussions or negotiations with any person or entity (other than Crane and its affiliates) conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and (y) promptly request and use commercially reasonable efforts to obtain the prompt return or cause the destruction of all copies of confidential information previously furnished to any such person or entity.

Notwithstanding anything in the previous paragraph, if at any time following the date of the Merger Agreement and prior to the acceptance for payment of the Shares pursuant to the Offer, (i) Merrimac receives a bona fide written Acquisition Proposal, (ii) such Acquisition Proposal did not result from a breach of the non-solicitation provisions of the Merger Agreement, (iii) the Merrimac Board of Directors determines in good faith (after consulting with outside legal counsel and its financial advisor) that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and (iv) the Merrimac Board of Directors determines in good faith (after consulting with outside legal counsel) that not taking the actions referred to in clauses (x) and (y) below would be inconsistent with its fiduciary duties to its stockholders under applicable law, then Merrimac may at any time prior to the acceptance for payment of the Shares pursuant to the Offer (but in no event after such time) (x) furnish and make available information and data with respect to Merrimac and its subsidiaries to the person or entity making such Acquisition Proposal pursuant to (and only pursuant to) an Acceptable Confidentiality Agreement (as defined below); provided, that Merrimac provides Crane with written notice of its intention to enter into such Acceptable Confidentiality Agreement and Merrimac advises Crane of any information provided to any person or entity substantially concurrently with its delivery to such person or entity and substantially concurrently with such delivery Merrimac delivers to Crane all such information not previously provided to Crane and (y) enter into, maintain and participate in discussions or negotiations with the person or entity making such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations. Merrimac shall not terminate, waive, amend, release or modify any material provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal, and shall enforce the material provisions of any such agreement

The Merger Agreement contains a provision that Merrimac shall promptly provide Crane with oral and written notice, in no event later than 24 hours after receipt, of any Acquisition Proposal together with its material terms and conditions (including the identity of the person or entity making such Acquisition Proposal) and provide Crane with a copy of any written documentation delivered to Merrimac in connection therewith. Merrimac shall keep Crane informed on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification) of any such Acquisition Proposal, including of all material developments with respect to any such Acquisition Proposal and Merrimac shall provide Crane with copies of any additional written materials delivered therewith.

The Merger Agreement further contains a provision that Merrimac or its Board of Directors may take and disclose a position contemplated by Item 1012(a) of Regulation M-A, Rules 14e-2(a) or 14d-9 promulgated under the Exchange Act or make any disclosure to Merrimac stockholders if, in the good faith judgment of the Merrimac Board of Directors (after consulting with and receiving the advice of outside legal counsel), failure to do so would violate the disclosure requirements under applicable law. However, such disclosure will not affect the obligations of Merrimac under the other provisions described above or as described below under “— Merrimac’s Recommendation.” In addition, unless such disclosure consists solely of a “stop, look and listen” communication containing only statements contemplated by Rule 14d-9(f) under the Exchange Act, any such disclosure will be deemed to be an Adverse Recommendation Change (as defined below) unless the Merrimac Board of Directors publicly reaffirms the Recommendation within five business days.

As used in the Merger Agreement, an “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing confidentiality terms no less favorable in any material respect to Merrimac in the aggregate than those set forth in the confidentiality agreement with Crane; provided, that such confidentiality agreement shall not prohibit compliance with any of the non-solicitation provisions of the Merger Agreement, and shall not restrict the other party from making an Acquisition Proposal to Merrimac or negotiating with Merrimac with respect thereto.

As used in the Merger Agreement, an “Acquisition Proposal” means any proposal or offer from any person or entity (other than Crane, the Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to, or that could be reasonably expected to lead to, (A) the direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of Merrimac and its subsidiaries (including securities of Merrimac’s subsidiaries) equal to 20% or more of Merrimac’s consolidated assets or to which 20% or more of Merrimac’s revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of Merrimac, (C) a tender offer or exchange offer that if consummated would result in any person or entity or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of Merrimac or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Merrimac or any of its subsidiaries, in each case, other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal that the Merrimac Board of Directors determines in good faith (after consulting with outside legal counsel and Merrimac’s financial advisor), taking into account all legal, financial, regulatory, estimated time of completion and other aspects of the Acquisition Proposal and the person or entity making the Acquisition Proposal, including the financing terms thereof, that is more favorable to the stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (taking into account any adjustment to the terms and conditions proposed by Crane in an offer that is in writing in response to such Acquisition Proposal) and (B) is reasonably likely to be completed on the terms proposed on a timely basis; provided, that for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “50% or more.”

Merrimac’s Recommendation.  Pursuant to the Merger Agreement, the Merrimac Board of Directors shall not (x)(A) fail to recommend that the stockholders of Merrimac accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger (the “Recommendation”) or withdraw (or modify or qualify in any manner adverse to Crane or the Purchaser) the approval, Recommendation or declaration of advisability by the Merrimac Board of Directors of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (it being understood that, only with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal shall be considered a breach of this clause (B)) or (C) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in this clause (x) being referred to herein as an “Adverse Recommendation Change”), (y) cause or permit Merrimac to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or directly related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), other than any Acceptable Confidentiality Agreements, or (z) resolve, agree or publicly propose to take any such actions.

However, at any time prior to the acceptance for payment of the Shares pursuant to the Offer (but in no event after such time), the Merrimac Board of Directors may, if the Merrimac Board of Directors determines in good faith (after consulting with outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Merrimac under applicable law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Crane as described in this paragraph and the next paragraph, (x) make an Adverse Recommendation Change in response to a Superior Proposal received after the date of the Merger Agreement and that does not otherwise result from a breach of Section 5.3 of the Merger Agreement or (y) solely in response to either a Superior Proposal received after the date of the Merger Agreement and that did not otherwise result from a breach of Section 5.3 of the Merger Agreement, cause Merrimac to terminate the Merger Agreement. In the case of a Superior Proposal, (A) (1) no Adverse Recommendation Change may be made and (2) no such termination of the Merger Agreement may be made, in each case, until after the third business day following Crane’s receipt of written notice from Merrimac advising Crane that the Merrimac Board of Directors intends to make an Adverse Recommendation Change or cause Merrimac to terminate the Merger Agreement, as the case may be, and specifying the relevant terms and conditions of (including the identity of the persons or entities making the Superior Proposal) any Superior Proposal that is the basis of the proposed action by the Merrimac Board of Directors (it being understood and agreed that any material amendment to the financial terms of such Superior Proposal shall require a new written notice by Merrimac to Crane and an additional two business day period), (B) during such three business day period (or any additional two business day period), Merrimac shall, and shall cause its financial and legal advisors to, negotiate with Crane in good faith (to the extent Crane seeks to negotiate) to enable Crane to make a counteroffer and make such adjustments to the terms and conditions of the Merger

Agreement as would enable the Merrimac Board of Directors to proceed with its recommendation of the Merger Agreement and not make such an Adverse Recommendation Change or cause Merrimac to terminate the Merger Agreement and (C) the Merrimac Board of Directors shall not make such an Adverse Recommendation Change or cause Merrimac to terminate the Merger Agreement unless prior to the expiration of such three business day period (or any additional two business day period), Crane makes a definitive written proposal to amend the Merger Agreement or the Offer or enter into an alternative transaction and Merrimac’s Board of Directors shall have considered such definitive written proposal in good faith and, after the expiration of such three business day period (or any additional two business day period), Merrimac’s Board of Directors shall have determined in good faith (after consulting with outside legal counsel and Merrimac’s financial advisor) that such Acquisition Proposal still constitutes a Superior Proposal.

Indemnification and Insurance.  The Merger Agreement provides that, without limiting any additional rights that any officer, director or employee may have under Merrimac’s Certificate of Incorporation or Bylaws (or the charter documents of the Merrimac’s subsidiaries), from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Crane shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each current (as of the Effective Time) and each former officer and director of Merrimac or its subsidiaries (collectively, the “Indemnified Parties”), from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including actual attorneys’ fees and disbursements (collectively, “Costs”) incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director or fiduciary of Merrimac or its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Merrimac would be permitted under applicable law and required under its Certificate of Incorporation or Bylaws (or, as relevant, those of the applicable subsidiary) as of December 23, 2009. In the event of any such proceeding, each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any proceeding from Crane or the Surviving Corporation to the fullest extent that Merrimac would be permitted under applicable law and its Certificate of Incorporation or Bylaws (or, as relevant, those of the applicable subsidiary) as of December 23, 2009, and in accordance with the terms of the indemnification agreements between Merrimac and each of the directors and officers of Merrimac. Notwithstanding anything to the contrary in the Merger Agreement (but subject to any superior rights contained Merrimac’s Certificate of Incorporation or Bylaws (or, as relevant, those of the applicable subsidiary) or applicable indemnification agreements to which any of Merrimac or its subsidiaries is a party), prior to making any payment or advance in respect of the indemnification obligations set forth in Section 5.9 of the Merger Agreement, the person who is requesting such indemnification or advance shall agree to repay such payments or advances if he, she or it is ultimately determined that such person is not entitled to indemnification. Subject to any superior rights contained in Merrimac’s Certificate of Incorporation or Bylaws (or, as relevant, those of the applicable subsidiary) or applicable indemnification agreements to which any of Merrimac or its subsidiaries is a party, no Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual proceeding for which indemnification could be sought by an Indemnified Party hereunder unless Crane consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed). In addition, prior to the Effective Time, Crane shall pay for and cause to be obtained, and to be effective at the Effective Time, one or more prepaid “tail” insurance policies for the persons who, as of December 23, 2009, were covered by the existing directors’ and officers’ insurance policies of Merrimac and its subsidiaries (“D&O Insurance”), with a claims period of at least six years from the Effective Time with terms and conditions (including scope and coverage amounts) that are, taken as a whole, at least as favorable as the existing D&O Insurance of Merrimac and its subsidiaries, for claims arising from facts or events that occurred at or prior to the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement; provided, that the maximum aggregate premium for such “tail” insurance policies that Crane shall be required to expend shall not exceed three hundred percent (300%) of the annual D&O Insurance premium for Merrimac’s and its subsidiaries’ fiscal year in progress as of December 23, 2009; and if such amount is not sufficient to purchase insurance in such maximum amount, then Crane will purchase such amount of insurance with the best available coverage as can be purchased for an aggregate amount that is equal to three hundred percent (300%) of the annual premium for such policies for Merrimac’s and its subsidiaries’ fiscal year in progress as of December 23, 2009. Crane shall cause the Surviving Corporation to comply with its obligations under such policies for the full term of at least six years.

Antitrust Approvals.  The Merger Agreement requires that each of Crane, the Purchaser and Merrimac will (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Authorities (as defined in the Merger Agreement) with jurisdiction over the Antitrust Laws (as defined in the Merger Agreement) (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary and appropriate to permit consummation of the transactions contemplated by the Merger Agreement, including preparing and filing any notification and report form and related material or any consents and filings under any other Antitrust Laws as promptly as practicable following the date of the Merger Agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under any applicable Antitrust Laws and (ii) subject to the provisions in the following paragraph, use their commercially reasonable efforts to take such actions as are necessary and appropriate to obtain prompt approval of the consummation of the transactions contemplated by the Merger Agreement by any Governmental Authority or expiration of applicable waiting periods.

Notwithstanding the foregoing, neither Crane or any of its subsidiaries shall be required to, nor shall Merrimac or any of its subsidiaries without the prior written consent of Crane, agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Crane, Merrimac or any of their respective subsidiaries if, in the reasonable judgment of Crane, any such divestiture, holding separate or entry into any license or similar agreement may have a materially detrimental effect or impact on the current or future business models, plans or structures of Crane and its subsidiaries (taking into account the acquisition of Merrimac).

Commercially Reasonable Efforts to Cause the Merger to Occur.  Each of the parties to the Merger Agreement agrees to use its commercially reasonable efforts promptly to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with each of Crane, the Purchaser and Merrimac in doing, all things necessary and appropriate to consummate the Offer and to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from any Governmental Authority and the making of all necessary notices, registrations and filings and the taking of all steps as may be necessary and appropriate to effect the foregoing, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all consents, approvals or waivers from, and the making of all notices to, third parties to the extent that any such consent, waiver or notice is (A) required under the terms and conditions of any Material Contract (as defined in the Merger Agreement) in order to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (B) otherwise necessary or appropriate to permit each of Crane, the Purchaser and Merrimac to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that nothing discussed in the paragraph requires any of Crane, the Purchaser or Merrimac to commence or participate in litigation or administrative proceedings in any forum with respect to any objections or opposition raised by any Governmental Authority or other third party, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Merrimac and Crane and their respective counsel shall, subject to applicable law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above, and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions.

Directors and Officers.  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time to be the initial officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the fulfillment (or waiver by Crane and Merrimac) at or prior to the Effective Time of the following conditions:

•	if required by law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Shares;

•	any waiting period (and any extension thereof) applicable to the Merger under any Antitrust Law shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on Merrimac, Crane, the Purchaser or the Surviving Corporation in connection therewith;

•	no Governmental Authority having jurisdiction over any party to the Merger Agreement shall have enacted, promulgated, issued, enforced or entered any laws or orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger; and

•	the Purchaser shall have accepted for purchase and payment the Shares validly tendered and not properly withdrawn pursuant to the Offer; provided, however, that neither Crane nor the Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or terms of the Offer, the Purchaser fails to purchase and pay for any Shares validly tendered and not properly withdrawn.

Employee Matters.  The Merger Agreement provides that as of the Effective Time, Crane shall provide the employees of Merrimac who are employed by Crane or one of its subsidiaries after the Effective Time (the “Continuing Employees”) and their dependents, as applicable, with either, or a combination of, (a) comparable types and levels of employee benefits as those provided to similarly situated employees of Crane or its subsidiaries and their dependents, as applicable, pursuant to the terms of the employee benefit arrangements of Crane (such arrangements the “Crane Benefit Arrangements”), or (b) benefits under the Current Employee Benefit Plans (as defined in the Merger Agreement) of Merrimac, all or some of which Crane may continue to sponsor on and after the closing date of the Merger (the “Continued Plans”). To the extent Crane elects to provide employee benefits to the Continuing Employees and their dependents, as applicable, pursuant to clause (b) above, the Continuing Employees shall be entitled to participate in the Continued Plans from and after the closing date of the Merger until such time that Crane suspends participation in or terminates such Continued Plans (the “Transition Period”); provided, that in any event the Continuing Employees shall be entitled to participate in the Continued Plans for the remainder of the calendar year in which the Effective Time occurs. Upon the expiration of the Transition Period, the Continuing Employees shall then be entitled to participate in the Crane Benefit Arrangements. To the extent Continuing Employees participate in a Crane Benefit Arrangement, Crane shall, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under such Crane Benefit Arrangement and to the extent permitted by applicable law, provide that such Continuing Employees shall receive service credit under such Crane Benefit Arrangement for their period of service with Merrimac and its subsidiaries and predecessors prior to the Effective Time, except where doing so would cause a duplication of benefits. Crane shall waive all limitations as to preexisting condition exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements in connection with the medical, dental and vision benefits that such Continuing Employees may be eligible to receive pursuant to a Crane Benefit Arrangement after the Effective Time. Crane shall also provide the Continuing Employees with credit for any co-payments, deductibles and offsets made pursuant to the applicable Current Employee Benefit Plans described in Section 3.19(g) of the Merger Agreement for the purposes of satisfying any applicable deductible or out-of-pocket expenses under any Crane Benefit Arrangement in the calendar year, plan year or policy year (as applicable under the terms of such Crane Benefit Arrangement) in which the Effective Time occurs. Any vacation or paid time off that is accrued and unused by a Continuing Employee prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time and thereafter shall be carried forward subject to Crane’s policies and procedures. Notwithstanding the foregoing, no rights or benefits have been granted to any person other than Merrimac, Crane, or the Purchaser nor has any Employee Benefit Plan or Crane Benefit Arrangement been amended.

Board of Directors.  Subject to compliance with applicable law and after the acceptance for payment of Shares pursuant to the Offer, Crane will be entitled to designate such number of directors, rounded up to the next whole number, on Merrimac’s Board of Directors equal to the product of (i) the total number of directors on the Board of Directors of Merrimac (giving effect to the directors designated by Crane and elected or appointed to the Board of Directors of Merrimac pursuant to this sentence and including directors continuing to serve as directors of Merrimac) multiplied by (ii) the percentage (the “Board Percentage”) that the aggregate number of Shares beneficially owned by Crane, the Purchaser or any of their affiliates (including, for purposes of such percentage, the Shares that are accepted for payment pursuant to the Offer and that the Offer Price has been deposited for) bears to the aggregate number of Shares then outstanding; provided, that following the time directors designated by Crane are elected or appointed to Merrimac’s Board of Directors, and prior to the Effective Time, Merrimac’s Board of Directors shall always have at least two directors who are directors of Merrimac on the date hereof and who are neither officers of Merrimac nor designees, affiliates or associates (within the meaning of the federal securities laws) of Crane (each, an “Independent Director”). At each such time, Merrimac shall, subject to any limitations imposed by applicable law or NYSE AMEX rules, also cause (x) each committee of Merrimac’s Board of Directors, (y) if requested by Crane, the board of directors of each of Merrimac’s subsidiaries and (z) if requested by Crane, each committee of such board of directors of each of Merrimac’s subsidiaries to include persons designated by Crane constituting the Board Percentage of each such committee or board as Crane’s designees constitute on the Board of Directors. Merrimac will, upon request by Crane, secure the resignations of such number of directors as necessary to enable Crane’s designees to be elected or appointed to Merrimac’s Board of Directors in accordance with the foregoing provisions and will cause Crane’s designees to be so elected or appointed.

Following the time directors designated by Crane are elected or appointed to Merrimac’s Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors is required to (i) authorize any agreement between Merrimac and any of its subsidiaries, on the one hand, and Crane, the Purchaser and any of their affiliates (other than Merrimac and any of its subsidiaries), on the other hand, (ii) amend or terminate the Merger Agreement on behalf of Merrimac, (iii) use or waive any of Merrimac’s rights or remedies under the Merger Agreement, (iv) extend the time for performance of Crane’s or the Purchaser’s obligations under the Merger Agreement or (v) take any other action by Merrimac in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by Merrimac’s Board of Directors.

Termination.  The Merger Agreement may be terminated by delivery of written notice of such termination, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of the Merger Agreement by Merrimac’s stockholders:

(a) by mutual written consent of the parties;

(b) by either Crane or Merrimac if:

(i) the Purchaser has not accepted for payment and paid for the Shares pursuant to the Offer on or prior to March 15, 2010 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement shall not be available to any party whose breach of the Merger Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”); or

(ii) if any order issued by a court of competent jurisdiction or by a Governmental Authority, or law or other legal restraint or prohibition in each case making the Merger or any other material transaction contemplated by the Merger Agreement illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and non-appealable;

(c) by Crane prior to the acceptance for payment of Shares pursuant to the Offer, if:

(i) (A) an Adverse Recommendation Change (as defined in the Merger Agreement) shall have occurred, (B) in the event of any tender or exchange offer that is commenced or an Acquisition Proposal that is made in writing to Merrimac and publicly disseminated, within 10 business days after a written request from Crane that it do so, Merrimac shall not have made public a statement unconditionally reaffirming the Recommendation, or (C) Merrimac or Merrimac’s Board of Directors shall have knowingly and intentionally violated or breached in any material respect its obligations under Section 5.3 of the Merger Agreement entitled “No Solicitation of Transactions;” or

(ii) Merrimac shall have breached any of its representations or warranties or failed to perform in any material respect the obligations to be performed by it under the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of a condition to the Offer set forth in paragraphs (c)(i) or (c)(ii) of Section 15 — “Certain Conditions to the Offer,” and (2) is incapable of being cured by Merrimac or has not been cured by Merrimac within 30 days after written notice has been given by Crane to Merrimac of such breach or failure to perform; provided, however, that at the time of the delivery or receipt of such written notice, each of Crane and the Purchaser shall not be in breach of any of its obligations under the Merger Agreement; or

(iii) a Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred since December 23, 2009 and such Company Material Adverse Effect is not curable within 30 days after the occurrence of such Company Material Adverse Effect;

(d) by Merrimac prior to the acceptance for payment of the Shares pursuant to the Offer, if:

(i) Crane or the Purchaser shall have (A) failed to perform in any material respect the obligations to be performed by it under the Merger Agreement or (B) breached any of Crane’s or the Purchaser’s representations and warranties, which breach or failure to perform, in each case, such that it would reasonably be expected to, individually or in the aggregate, materially adversely affect Crane’s or the Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement or such that the conditions set forth in Section 6.1 of the Merger Agreement would not be satisfied and, in the case of either clause (A) or (B) is incapable of being cured by Crane or the Purchaser, as applicable, or has not be cured by Crane or the Purchaser, as applicable, within 30 days after written notice has been given by Merrimac to Crane of such breach or failure; provided, that at the time of the delivery or receipt of such written notice, Merrimac shall not be in breach of any of its obligations under the Merger Agreement; or

(ii) the Merrimac Board of Directors authorizes Merrimac, in compliance with Section 5.3 of the Merger Agreement, to enter into a definitive agreement (not including an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that Merrimac substantially concurrently with such termination pays to Crane in immediately available funds the termination fee required to be paid pursuant to the Merger Agreement and the Merrimac Board of Directors concurrently approves, and Merrimac concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.

Termination Fee; Expenses.  The Merger Agreement provides that Merrimac will pay to Crane a $2,000,000 termination fee and $1,000,000 in reimbursement of out of pocket fees and expenses (including legal and other third party advisors fees and expenses) under any of the following circumstances in accordance with the terms set forth therein:

(a) (i) an Acquisition Proposal shall have been made to Merrimac or shall have been made directly to its stockholders generally following the date of the Merger Agreement, and thereafter, (ii) the Merger Agreement is terminated by Merrimac or Crane pursuant to a cause of termination set forth above under “— Termination” in paragraph (b)(i) solely as a result of the failure to satisfy the Minimum Condition and (iii) Merrimac consummates a transaction contemplated by any Acquisition Proposal (replacing “20%” in the definition thereof with “50%”) within 12 months of the date the Merger Agreement is terminated;

(b) the Merger Agreement is terminated by Crane pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(i);or

(c) the Merger Agreement is terminated by Merrimac pursuant to a cause of termination set forth above under “— Termination” in paragraph (d)(ii).

Effect of Termination.  If the Merger Agreement is terminated, only Section 7.3 (relating to the termination fee and expenses), Article 8 (containing certain general provisions) and the Confidentiality Agreement (as defined below) will survive after termination. However, the termination of the Merger Agreement will not relieve any party from liability or damages for any willful or intentional breach of the Merger Agreement or fraud.

Amendment.  The Merger Agreement may be amended by the parties to the agreement by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, after any approval of the Merger Agreement by the stockholders of Merrimac, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on by each of the parties.

Tender Agreements.

The following is a summary of the material provisions of the Tender Agreements, the form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Tender Agreements, which are incorporated by reference herein.

Concurrently with entering into the Merger Agreement, Crane and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with certain officers, directors and principal stockholders of Merrimac (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares held by them on the date of the Tender Agreement or acquired after that date (the “Covered Shares”) to the Purchaser in the Offer and to vote the Covered Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 1,103,765 Shares, representing approximately 37% of the outstanding Shares as of December 22, 2009, are covered by the Tender Agreements.

Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender and not to withdraw Covered Shares into the Offer no later than the 15th business day following commencement of the Offer or, if acquired later than such time, prior to the Expiration Date. Each Tendering Stockholder has also agreed that at any meeting of the Merrimac stockholders, however called, or in connection with any written consent of the Merrimac stockholders, except as otherwise agreed to in writing in advance by Crane, the Tendering Stockholder will vote (or cause to be voted) Covered Shares (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the approval of the Merger and each of the other actions contemplated by the Merger Agreement and the Tender Agreements and any actions required in furtherance of the Merger Agreement or Tender Agreements, and (ii) any transaction that constitutes an Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, and the transactions contemplated by the Merger Agreement. The Tender Agreements also restrict the transfer of the Tendering Stockholder’s Covered Shares. The covenants and agreements to tender and vote the Tendering Stockholders’ Covered Shares pursuant to the Tender Agreements will terminate upon the earliest of (i) the Effective Time, (ii) the termination or expiration of the Offer without Purchaser having purchased all Shares tendered pursuant to the Offer in accordance with its terms, (iii) termination of the Merger Agreement in accordance with its terms, or (iv) an Adverse Amendment (as defined in the Tender Agreements).

Employment Arrangements.

Retention Bonus Agreements.  Crane’s intention is to retain substantially all of Merrimac’s employees in their current positions and at current levels of compensation, recognizing that there may be a limited number of Merrimac employees whose roles necessarily would change or whose services no longer will be required as a result of Merrimac no longer being a public company upon completion of the Merger. To that end, Purchaser has entered into retention bonus agreements with certain of Merrimac’s key employees and may do so with other employees of Merrimac. Pursuant to the retention bonus agreements, the Purchaser will pay a bonus to each employee remaining employed with the Purchaser on certain dates, or earlier upon the employee’s death, disability, termination without cause or resignation with good reason, and each employee waives any rights he or she may have under Merrimac’s severance plan. The foregoing description of the retention bonus agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the retention bonus agreements, a form of which is incorporated by reference and has been filed with the SEC as an exhibit to the Schedule TO.

Consulting Agreement, Bonus and Severance.  Crane understands that Mason N. Carter, Chairman of the Board, President and Chief Executive Officer of Merrimac, plans to leave Merrimac upon completion of the Merger. Accordingly, Crane intends to enter into a consulting agreement with Mr. Carter upon completion of the Merger pursuant to which Mr. Carter will assist with the post-closing integration of Merrimac. Additionally, on December 10, 2009, the Merrimac Board of Directors approved a bonus for Mr. Carter in the event that Merrimac is sold or enters into a similar transaction, with the size of the bonus based on the sale price of Merrimac. Following the completion of the Offer and the Merger, Mr. Carter is expected to receive approximately $1.0 million pursuant to the bonus. The terms and provisions of the bonus have not been reduced to writing. Also, pursuant to the terms of Mr. Carter’s employment agreement with Merrimac, Mr. Carter will be entitled to a severance payment of approximately $1.0 million following the consummation of the Offer and the termination of Mr. Carter’s employment with Merrimac.

Confidentiality Agreement.

Crane and Merrimac entered into a Confidentiality Agreement, dated September 10, 2009 (the “Confidentiality Agreement”), in connection with both parties’ evaluation of a potential acquisition of Merrimac. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Crane and Merrimac agreed to keep confidential all non-public information received from the other party. Crane and Merrimac also agreed that the non-public information furnished pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating and negotiating the potential acquisition.

In addition, each of Crane and Merrimac agreed that for a period of 18 months from the date of the Confidentiality Agreement, neither the parties nor any of their affiliates or representatives will, unless specifically invited by the other party, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the other party or any of its subsidiaries, (ii) any tender offer or exchange offer, merger or other business combination involving the other party or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or any of its subsidiaries or (iv) any solicitation, proxies or consents to vote any voting securities of the other party; (b) form, join or in any way participate in a “group” (as defined in the Exchange Act) with respect to the securities of the other party; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the other party; (d) take any action which might force the other party to make a public announcement regarding any of the types of matters set forth in clause (a) above; or (e) enter into any arrangement with any third party with respect to any of the foregoing.

Each of Crane and Merrimac also agreed that for a period of 12 months from the date of the Confidentiality Agreement, neither the parties nor their affiliates will, without obtaining the prior written consent of the other party, directly or indirectly solicit for employment any member of the senior management of the other party who is employed by the other party or any of its subsidiaries or affiliates on the date of the Confidentiality Agreement; provided, however, that a solicitation by way of published or internet advertisement will not be considered a violation of the Confidentiality Agreement.

12.	Purpose of the Offer; Plans for Merrimac.

Purpose of the Offer.  The purpose of the Offer is for Crane, through the Purchaser, to acquire control of, and the entire equity interest in, Merrimac. The Offer, as the first step in the acquisition of Merrimac, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Merrimac or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Merrimac. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Merrimac.

Board Representation.  Pursuant to the terms of the Merger Agreement, promptly upon the Purchaser’s deposit of cash in an amount sufficient to pay the aggregate Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the Offer which represent at least a majority of the outstanding Shares, Crane currently intends to seek maximum representation on the Merrimac Board of Directors, subject to the requirement in the Merger Agreement regarding the presence of at least two Independent Directors on the Merrimac Board of Directors until the Effective Time. See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Short-form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Crane or any direct or indirect subsidiary of Crane, taken together, owns at least 90% of the total outstanding Shares, Merrimac, Crane and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Merrimac’s stockholders in accordance with Section 253 of the DGCL.

If the short-form merger procedure described above is not available for the Merger, Delaware law requires the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if Merrimac stockholder adoption is required, Merrimac will take all action necessary to convene a meeting of holders of Shares to vote upon the Merger as soon as reasonably practicable following the consummation or expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement at a meeting of Merrimac stockholders without the affirmative vote of any other Merrimac stockholder.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Merrimac and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Merrimac.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Merrimac will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Crane will continue to evaluate the business and operations of Merrimac during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Crane intends to review such information as part of a comprehensive review of Merrimac’s business, operations, capitalization and management with a view to optimizing development of Merrimac’s potential in conjunction with Crane’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Crane have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Merrimac or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Merrimac or any of its subsidiaries, (iii) any material change in Merrimac’s capitalization or dividend policy, or (iv) any other material change in Merrimac’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE AMEX Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NYSE AMEX. According to the published NYSE AMEX guidelines, NYSE AMEX would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 shares for the most recent 12 months) or Merrimac’s average total global market capitalization over a consecutive 30 trading day period is less than $25,000,000. Shares held by officers or directors of Merrimac or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Merrimac, as of December 22, 2009, an aggregate of 2,997,456 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NYSE AMEX for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If NYSE AMEX were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither Crane nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Promptly after the acceptance of Shares for payment in the Offer, Merrimac will take all action requested by Crane to elect “controlled company” status pursuant to Section 801(a) of the NYSE AMEX Company Guide, which means that Merrimac would be exempt from the requirements that its Board of Directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the audit committee) of Merrimac’s Board of Directors. The controlled company exemption does not modify the independence requirements for Merrimac’s audit committee.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. The Exchange Act registration may be terminated upon application of Merrimac to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Merrimac to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Merrimac, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to

Section 14(a) or Section 14(c) of the Exchange Act in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Merrimac and persons holding “restricted securities” of Merrimac to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for stock exchange listing. We intend to, and will cause Merrimac to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Crane, Merrimac will not, and will not permit its subsidiaries to, make, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any of, or enter into any agreement with respect to the voting of, any capital stock or equity interests of Merrimac or any of its subsidiaries, except that a wholly-owned subsidiary of Merrimac may make, declare, set aside and pay dividends or distributions to Merrimac or another wholly-owned subsidiary of such subsidiary.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to, and Crane shall not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered and not properly withdrawn, and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer if (a) there shall not have been validly tendered and not properly withdrawn on or prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Crane, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares immediately prior to the acceptance for payment of the Shares ((i) assuming the issuance of all Shares (other than the Top-Up Option Shares and any Shares reserved for issuance pursuant to the Rights) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation regardless of the conversion or exercise price or other terms and conditions thereof, and (ii) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the applicable time) (the “Minimum Condition”), (b) all applicable waiting periods under any applicable Antitrust Laws (as defined in the Merger Agreement) shall not have expired or been earlier terminated, or (c) at any time after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur and be continuing as of the Expiration Date:

(i) any of the representations and warranties of Merrimac set forth in the Merger Agreement (other than in Sections 3.2, 3.3, 3.24 and 3.26 of the Merger Agreement, concerning capitalization, authorization, certain board approvals and the opinion of a financial advisor, respectively) shall not be true and correct (disregarding all qualifications or limitations as to “materiality” or “Company Material Adverse Effect” or other similar qualifiers set forth therein) as of the Expiration Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct has not had, and would not have, a Company Material Adverse Effect;

(ii) any of the representations and warranties set forth in Sections 3.2, 3.3, 3.24 and 3.26 of the Merger Agreement (concerning capitalization, authorization, certain board approvals and the opinion of a financial advisor, respectively) shall not be true and correct in all material respects as of the Expiration Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date);

(iii) Merrimac shall have failed to perform in any material respect the obligations, and failed to comply in any material respect with the agreements and covenants, required to be performed by, or complied with by, it under the Merger Agreement and such failure to perform and such failure to comply shall not have been cured at or prior to the Expiration Date;

(iv) a Company Material Adverse Effect shall have occurred since the date of the Merger Agreement;

(v) Crane shall not have received a certificate, signed on behalf of Merrimac by the Chief Executive Officer and Chief Financial Officer of Merrimac (solely in his or her capacity as an officer of Merrimac without personal liability), to the effect that the conditions set forth in paragraphs (i)-(iv) above have been satisfied as of the Expiration Date;

(vi) there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any Governmental Authority that would or that seeks or is reasonably likely to (A) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by the Purchaser or Crane or the consummation of the transactions contemplated by the Merger Agreement, (B) impose limitations on the ability of the Purchaser or Crane effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by them on all matters properly presented to Merrimac’s stockholders on an equal basis with all other stockholders (including the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement), (C) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Crane’s, the Purchaser’s or any of their affiliates’ ownership or operation of all or substantially all of the businesses and assets of Merrimac and its subsidiaries, taken as a whole, or, as a result of the transactions contemplated by the Merger Agreement, of Crane and Merrimac’s subsidiaries, taken as a whole, or (D) subject to clause (iii) under “— Commercially Reasonable Efforts to Cause the Merger to Occur” in Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 5.4(c) of the Merger Agreement, compel Crane, the Purchaser or any of their affiliates to dispose of any Shares or, as a result of the transactions contemplated by the Merger Agreement, compel Crane, the Purchaser or any of their affiliates to dispose of or hold separate any portion of the businesses or assets of Merrimac and its subsidiaries, taken as a whole, or of Crane and its Subsidiaries, taken as a whole; or

(viii) the Merger Agreement shall have been terminated in accordance with its terms.

For purposes of the Merger Agreement, the term “Company Material Adverse Effect” means any circumstance, event, change or effect that, individually or in the aggregate with all other circumstances, events, changes and effects, (a) is or will be materially adverse to the assets, business, financial condition or results of operations of Merrimac and its subsidiaries, taken as a whole, or (b) would prevent or materially impair the ability of Merrimac to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby; provided, however, that, for the purposes of clauses (a) and (b), no event, change or effect to the extent arising out of, resulting from or attributable to the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred: (i) general industry, economic, market or political conditions or the securities, credit or financial markets worldwide; (ii) any acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation thereof; (iii) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby; (iv) any failure, in and of itself, by Merrimac to meet any internal or published projections, predictions, estimates or expectations (whether such projections, predictions, estimates or expectations were made by Merrimac or independent third parties) for any period ending on or after the date of the Merger Agreement; (v) any changes in generally accepted accounting principles, applicable law or the interpretation thereof; (vi) the taking of any specific action at the direction of Crane; (vii) any proceeding made or brought by any holder of Shares (on the holder’s behalf, or on behalf of Merrimac) arising out of or relating to the Merger Agreement, the Offer or the Merger or any of the transactions contemplated thereby; or (viii) a decline in the market price, or a change in the trading volume, of the Shares (it being understood that any cause of any such decline or change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); provided, further, however, that any circumstance, event, change or effect referred to in clauses (i), (ii) or (v) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such event, change or effect has a disproportionate effect on Merrimac and its subsidiaries, taken as a whole, compared to other participants in the industries in which Merrimac and its subsidiaries conduct their businesses.

The foregoing conditions are for the benefit of Crane and the Purchaser and may, solely to the extent permitted by Section 1.1 of the Merger Agreement, be waived by Crane and the Purchaser, in whole or in part, at any time and from time to time prior to the Expiration Date in their sole and absolute discretion.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by Merrimac with the SEC and other information concerning Merrimac, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Merrimac and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of Merrimac’s subsidiaries) as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Crane as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Merrimac’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.

United States.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting periods have been observed and terminated. These HSR Act requirements do not apply to the acquisition of Shares in the Offer and the Merger.

State Takeover Laws.  Merrimac is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Merrimac Board of Directors has taken all actions necessary under the DGCL, including approving the Tender Agreements and approving the transactions contemplated by the Merger Agreement, to ensure that Section 203 of the DGCL does not, and will not, apply to the transactions contemplated by the Merger Agreement, if such transactions are consummated in accordance with the terms of the Merger Agreement.

A number of states throughout the United States have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Merrimac, directly or indirectly through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder, together with any associated Right (as defined herein) if outstanding, will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal by delivering to Merrimac a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Crane has retained BNY Mellon Shareowner Services to be the Information Agent and Mellon Investor Services LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will receive reasonable and customary compensation for services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Crane nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the

Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Crane or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Crane and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Merrimac has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Merrimac board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Merrimac” above.

Crane Merger Co.
January 5, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND CRANE

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Crane Merger Co. are set forth below. The business address and phone number of each such director and executive officer is c/o Crane Co., 100 First Stamford Place, Stamford, CT 06902-6784, (203) 363-7300. All directors and executive officers listed below are citizens of the United States.

		Present Principal Occupation or
Name and Position	Age	Employment and Employment History

David E. Bender Director and President	50	President, Electronics Group of Crane Aerospace & Electronics segment of Crane Co. since December 2005. Vice President, Operations, Aerojet General Corporation, a division of GenCorp, from 2004 to 2005. Executive Vice President GDX Automotive, a division of GenCorp, from 2003 to 2004.
Eric C. Fast Director	60	Director of Crane Co. since 1999. President and Chief Executive Officer of Crane Co. since April 2001. President and Chief Operating Officer of Crane Co. from September 1999 to April 2001. Other directorships: Automatic Data Processing Inc.; National Integrity Life Insurance.
Timothy J. MacCarrick Director and Vice President	44	Vice President, Finance and Chief Financial Officer of Crane Co. since July 2008. Corporate Vice President and Vice President, Finance, Xerox North America from 2006 to July 2008; Chief Financial Officer, Xerox Europe from 2003 to 2006.
Adam J. Bottenfield Vice President	49	Vice President, Microwave Systems Solutions, Crane Electronics Group since February 2008. Director of Avionics for North America, Barco, Inc. from February 2007 to February 2008. Director of Business Development, Herley Industries from April 2004 to February 2007. Vice President, Engineering, Herley Industries — Lancaster Division from 1997 to April 2004.
Augustus I. duPont Vice President and Secretary	58	Vice President, General Counsel and Secretary of Crane Co. since 1996.
Andrew L. Krawitt Vice President, Treasurer	44	Vice President, Treasurer of Crane Co. since September 2006. From 1998 to 2006 with PepsiCo, most recently Director, Financial Planning & Analysis from May 2005 to September 2006; Region Finance Director, Frito-Lay Division from January 2003 to May 2005.
Jorge Morales Vice President-Finance and CFO	54	Vice President, Finance and Group CFO, Crane Electronics Group since June 2007. Vice President, Finance, Rolls-Royce Naval Marine Inc., September 2002 to June 2007.
Thomas M. Noonan Vice President, Taxes	55	Vice President, Taxes of Crane Co. since November 2001.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF CRANE.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Crane are set forth below. The business address and phone number of each such director and executive officer is Crane Co., 100 First Stamford Place, Stamford, CT 06902-6784, (203) 363-7300. All directors and executive officers listed below are citizens of the United States.

		Present Principal Occupation or
Name and Position	Age	Employment and Employment History

Robert S. Evans Chairman of the Board	65	Director since 1979. Chairman of the Board of Crane Co. since April 2001. Chairman and Chief Executive Officer of Crane Co. from 1984 to 2001. Other directorships: HBD Industries, Inc; Huttig Building Products, Inc.
E. Thayer Bigelow Director	68	Director since 1984. Managing Director, Bigelow Media, New York, NY (advisor to media and entertainment companies) since September 2000 and Senior Advisor, Time Warner Inc., New York, NY (media and entertainment) since October 1998. Other directorships: Huttig Building Products, Inc.; Lord Abbett & Co. Mutual Funds (42 funds).
Donald G. Cook Director	63	Director since August 2005. General, United States Air Force (Retired). Commander, Air Education and Training Command, Randolph Air Force Base, San Antonio, TX from December 2001 to August 2005. Vice Commander, Air Combat Command, Langley Air Force Base, Hampton, VA from June 2000 to December 2001. Vice Commander, Air Force Space Command, Peterson Air Force Base, Colorado Springs, CO from July 1999 to June 2000. Other directorships: Burlington Northern Santa Fe Corporation; Hawker Beechcraft Inc.; USAA Federal Savings Bank.
Karen E. Dykstra Director	51	Director since 2004. Partner, Plainfield Asset Management LLC, Greenwich, CT (a registered investment advisor) since January 2007, and Chief Operating Officer and Chief Financial Officer of Plainfield Direct Inc., Greenwich, CT (a direct lending and investment business of Plainfield Asset Management LLC) since May 2006. Vice President — Finance and Chief Financial Officer of Automatic Data Processing, Inc. (“ADP”), Roseland, NJ (provider of computerized transaction processing, data communications and information services) from January 2003 to May 2006. Vice President — Finance of ADP from July 2001 to January 2003. Corporate Controller of ADP from October 1998 to July 2001. Other directorships: Gartner, Inc.; Plainfield Direct Inc.
Eric C. Fast Director and President and Chief Executive Officer	60	Director since 1999. President and Chief Executive Officer of Crane Co. since April 2001. President and Chief Operating Officer of Crane Co. from September 1999 to April 2001. Other directorships: Automatic Data Processing Inc.; National Integrity Life Insurance.
Richard S. Forté Director	65	Director since 1983. Retired. Chairman, Forté Cashmere Company, South Natick, MA (importer and manufacturer) from January 2002 to April 2004. President, Dawson Forté Cashmere Company (importer) from 1997 to 2001. Other directorships: Huttig Building Products, Inc.

		Present Principal Occupation or
Name and Position	Age	Employment and Employment History

Dorsey R. Gardner Director	67	Director from 1982 to 1986 and since 1989. President, Kelso Management Company, Inc., Boston, MA (investment management) since 1980. Other directorships: Huttig Building Products, Inc.; Kelso Management Company, Inc; Otologics, LLC; The Thomas Group, Inc.
William E. Lipner Director	62	Director since 1999. Chairman and Chief Executive Officer, Insight Express, Inc., Stamford, CT (online marketing research services) since April 2005. Executive Vice Chairman, Taylor Nelson Sofres PLC, London, England (market research services) from July 2003 to March 2004. Chairman and Chief Executive Officer, NFO WorldGroup, Inc., Greenwich, CT (marketing information research services worldwide) from 1982 to March 2004. Other Directorships: Insight Express, Inc.; Branches Station Ltd.; Highland Resorts Ltd.
Philip R. Lochner, Jr. Director	66	Director since December 2006. Director of public companies. Senior Vice President and Chief Administrative Officer, Time Warner, Inc., New York, NY (media and entertainment) from 1991 to 1998. A commissioner of the Securities and Exchange Commission from 1990 to 1991. Other directorships: Clarcor Inc.; CMS Energy Corporation.
Ronald F. McKenna Director	69	Director since January 2006. Retired December 2005 as Chairman, and December 2004 as President and Chief Executive Officer, of Hamilton Sundstrand Corporation, a subsidiary of United Technologies Corporation, Hartford, CT (high technology products and services for building and aerospace industries). President and Chief Executive Officer of Hamilton Sundstrand Corporation from 1999 through December 2004.
Charles J. Queenan, Jr. Director	79	Director since 1986. Senior Counsel (retired) since 1995, and prior thereto Partner, K&L Gates LLP, Pittsburgh, PA (attorneys at law).
James L. L. Tullis Director	62	Director since 1998. Chief Executive Officer, Tullis-Dickerson & Co., Inc., Greenwich, CT (venture capital investments in the health care industry) since 1986. Other directorships: Lord Abbett & Co. Mutual Funds (42 funds).
David E. Bender Group President, Electronics	50	President, Electronics Group of Crane Aerospace & Electronics segment of Crane Co. since December 2005. Vice President, Operations, Aerojet General Corporation, a division of GenCorp, from 2004 to 2005. Executive Vice President GDX Automotive, a division of GenCorp, from 2003 to 2004.
Thomas J. Craney Group President, Engineered Materials	54	Group President, Engineered Materials segment of Crane Co. since May 2007. From 1979 to 2007, with Owens Corning, most recently Vice President of Sales, North American Building Materials from 2005 to 2007 and Vice President, General Manager, Commercial and Industrial Insulation business from 2000 to 2005.
Augustus I. duPont Vice President, General Counsel and Secretary	58	Vice President, General Counsel and Secretary of Crane Co. since 1996.

		Present Principal Occupation or
Name and Position	Age	Employment and Employment History

Bradley L. Ellis Group President, Crane Merchandising Systems	41	Group President, Crane Merchandising Systems segment of Crane Co. since December 2003.
Elise M. Kopczick Vice President, Human Resources	56	Vice President, Human Resources of Crane Co. since January 2001.
Andrew L. Krawitt Vice President, Treasurer	44	Vice President, Treasurer of Crane Co. since September 2006. From 1998 to 2006 with PepsiCo, most recently Director, Financial Planning & Analysis from May 2005 to September 2006; Region Finance Director, Frito-Lay Division from January 2003 to May 2005.
Timothy J. MacCarrick Vice President, Finance and Chief Financial Officer	44	Vice President, Finance and Chief Financial Officer of Crane Co. since July 2008. Corporate Vice President and Vice President, Finance, Xerox North America from 2006 to July 2008; Chief Financial Officer, Xerox Europe from 2003 to 2006.
Richard A. Maue Vice President, Controller	39	Vice President, Controller and Chief Accounting Officer of Crane Co. since August 2007. Vice President, Controller and Chief Accounting Officer of Paxar Corporation from July 2005 to August 2007. Director, Internal Audit Practice at Protiviti, Inc. from June 2003 to July 2005.
Max H. Mitchell Group President, Fluid Handling	45	Group President, Fluid Handling segment of Crane Co. since April 2005. Vice President, Operational Excellence of the Company from March 2004 to April 2005. From 2001 to 2004, Senior Vice President of Global Operations for the Pentair Tool Group.
Thomas M. Noonan Vice President, Taxes	55	Vice President, Taxes of Crane Co. since November 2001.
Anthony D. Pantaleoni Vice President, Environment, Health and Safety	55	Vice President, Environment, Health and Safety of Crane Co. since 1989.
Thomas J. Perlitz Vice President, Operational Excellence and Acting Group President, Controls	41	Vice President, Operational Excellence of Crane Co. since September 2005; acting Group President, Crane Controls since October 2008. From 1995 to 2005 with subsidiaries of Danaher Corp. (manufacturer of instrumentation, tools and components), most recently Vice President, Global Marketing and Engineering-Imaging of KaVo Dental, Lake Zurich, IL (dental imaging products) from August 2004 to August 2005; Director of Worldwide Service, Fluke Corporation, Everett, WA (electronic and electrical test tools) from February 2002 to August 2004.
Curtis P. Robb Vice President, Business Development and Strategic Planning	55	Vice President, Business Development and Strategic Planning of Crane Co. since June 2005. From 2003 to 2005, founder and Managing Director of Robb Associates, LLP (financial advisory services).
Michael A. Romito Group President, Aerospace	59	President, Aerospace Group of Crane Aerospace & Electronics segment of Crane Co. since April 2009. Consultant to various divisions of Alliant Techsystems, Inc. from May 2008 to January 2009. Group Vice President, Marketing and Customer Support, from December 2004 to December 2006, and Group Vice President, Customer Support, from April 2000 to December 2004, Parker Hannifin Corporation.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

If delivering by mail: BNY Mellon Shareowner Services Mellon Investor Services LLC Attn: Corporate Action Dept. P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier: BNY Mellon Shareowner Services Mellon Investor Services LLC Attn: Corporate Action Dept. 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	If delivering by hand or courier: BNY Mellon Shareowner Services Mellon Investor Services LLC Attn: Corporate Action Dept. 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Toll Free: (800) 777-3674
Call Collect: (201) 680-6579